PROSPECTUS SUPPLEMENT                       Filed Pursuant to Rule 424(b)(3) of
                                            the Rules and Regulations Under the
(To Prospectus dated April 7, 1999          Securities Act of 1933
and to the Prospectus Supplement dated
July 2, 1999)

                                            Registration Statement No. 333-71947


                               INSILCO CORPORATION

                    12% SERIES B SUBORDINATED NOTES DUE 2007
                         SENIOR SUBORDINATED GUARANTEES


                        ---------------------------------


RECENT DEVELOPMENTS
-------------------

        Attached hereto and incorporated by reference herein are: (1) the Form 8-K of Insilco Corporation, dated July 20, 1999, filed with the Securities and Exchange Commission ("SEC") on August 4, 1999; (2) the Form 8-K of Insilco Corporation, dated August 5, 1999 and filed with the SEC on August 9, 1999; and
(3) the Quarterly Report on Form 10-Q of Insilco Corporation for the second quarter ended June 30, 1999, filed with the SEC on August 10, 1999.


                        ---------------------------------


        This Prospectus Supplement, together with the Prospectus, is to be used by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") in connection with offers and sale of the above-referenced securities in market-making transactions at negotiated prices related to prevailing market prices at the time of the sale. DLJSC may act as principal or agent in such transactions.

August 11, 1999

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 8-K



                                 CURRENT REPORT
                       PURSUANT TO SECTION 13 or 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         DATE OF REPORT: AUGUST 5, 1999



                               INSILCO CORPORATION
             (Exact Name of Registrant as specified in its charter)




          Delaware                      0-22098                 06-0635844
          --------                      -------                 ----------
(State or other jurisdiction of   (Commission File No.)       (IRS Employer
incorporation or organization)                            Identification Number)


                              425 Metro Place North
                                   Fifth Floor
                               Dublin, Ohio 43017
                                 (614) 792-0468

               (Address, including zip code, and telephone number
                       including area code of Registrant's
                          principal executive offices)

ITEM 5.  OTHER EVENTS.

Insilco Holding Co.'s press release issued August 5, 1999 is attached as an exhibit and is incorporated herein by reference.



ITEM 7.  FINANCIAL STATEMENTS AND EXHIBITS.

     (c)   Exhibits.

           Exhibit No.                    Description

              99 (a)          Press release of Insilco Holding Co.
                              issued August 5, 1999.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                    INSILCO CORPORATION
                                        ---------------------------------------
                                        Registrant



Date: August 5, 1999                By:  /s/ Michael R. Elia
                                        ---------------------------------------
                                        Michael R. Elia
                                        Vice President and Chief Financial
                                         Officer

                                  EXHIBIT INDEX



     Exhibit No.                    Description


     99 (a)          Press release of Insilco Holding Co. issued August 5, 1999.

Exhibit 99 (a)



Excellence in Electronics, Telecommunications, Automotive, Publishing
--------------------------------------------------------------------------------

                                  NEWS RELEASE

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE   INVESTORS: STEPHEN J. SMITH            MEDIA: MELODYE DEMASTUS
                                   VP, TREASURER & ASST. SEC.         MELROSE CONSULTING
                                   (614) 791-3101                     (614) 771-0860

               INSILCO HOLDING CO. REPORTS SECOND QUARTER RESULTS

         COLUMBUS, OHIO, AUGUST 5, 1999 - INSILCO HOLDING CO. (OTC BULLETIN
BOARD: INSL) today reported sales and operating results for its second quarter and six months ended June 30, 1999.

         Sales were up 5% to $178.4 million for the 1999 second quarter, compared to $170.0 million recorded in the year ago second quarter. For the six months ended June 30, 1999 and 1998, sales were $305.3 million and $287.3 million, respectively.

         The Company reported EBITDA (earnings before interest, taxes, depreciation, amortization, other income, one-time charges and restructuring charges, plus cash dividends received from Thermalex, the Company's 50% owned joint venture, "EBITDA") of $23.8 million for the 1999 second quarter, compared to $23.0 million recorded in the 1998 second quarter. For the first six months of 1999, EBITDA was $40.2 million, compared to $38.9 million recorded in the first six months of 1998.

         The Company also reported a net loss of ($5.2) million for the 1999 second quarter compared to net income of $4.4 million for the 1998 second quarter. For the six months of 1999, the Company reported a net loss of ($6.1) million, compared to net income of $7.2 million recorded in the first six months of 1998. The decrease in net income for the first six months of 1999 resulted principally from increased interest expense of $9.8 million as a result of the third quarter 1998 recapitalization and merger and second quarter 1999 charges of $8.8 million related to the corporate office restructuring and the previously announced closure of the Company's McKenica division. Net cash charges resulting from these restructuring items were approximately $2.0 million.

BUSINESS DISCUSSION

         The Company's Automotive Components Group reported 3% sales growth in the 1999 second quarter to $56.2 million, from $54.4 million reported in the year earlier second quarter. EBITDA for the Group was $8.2 million and $8.7 million for the second quarters of 1999 and 1998, respectively. Quarterly results reflected higher sales of specialty heat exchangers, aluminum tubing and transmission components. However, continued weak demand for industrial radiators and aftermarket heat exchanger tubing resulted in lower EBITDA for the Group.

         The Company's Technologies Group reported 14% sales growth in the 1999 second quarter to $55.8 million compared to $48.8 million recorded in the 1998 second quarter. Second quarter 1999 sales included $10.4 million from the Company's EFI and European cable assembly acquisitions which were completed after the second quarter of 1998. EBITDA for the Technologies Group was $7.2 million in the 1999 second quarter, compared to $7.9 million recorded in the 1998 second quarter. Excluding the impact of the acquisitions, second quarter revenues were lower than the previous year, reflecting continuing weak demand from the electronics market and certain telecommunications customers. Despite the lower sales in the quarter, the Company indicated it was seeing encouraging signs of improving demand in its markets for the second half of the year, particularly for cable assemblies and power transformers.

         Sales at Taylor Publishing were $59.6 million in the 1999 second quarter, compared to $59.5 million recorded in the year ago second quarter. For its seasonally important second quarter, Taylor's EBITDA increased over 30% to $9.9 million, compared to EBITDA of $7.5 million in the year ago second quarter, reflecting improved operating performance.

CEO COMMENTS

         David A. Kauer, Insilco President and CEO, said, "We were very pleased with the substantial operating earnings improvement at Taylor Publishing, during its important peak yearbook season. The process improvements implemented over the past year by Taylor's new management team resulted in significantly improved on-time delivery performance, increased productivity and lower costs."

         Kauer continued, "While specialty heat exchangers and worldwide tubing sales were higher in the second quarter, sales of higher margin industrial radiators and related components remained soft. In the Technologies Group, market conditions, including customer inventory corrections and continued pricing pressures, negatively impacted performance. We are, however, beginning to see improvement in the level of quote and orders activity across our product lines in this segment, and in the industrial radiator market as well."

         Kauer concluded, "We continued to make progress during the second quarter in achieving our goal of significantly reducing operating expenses during 1999, as evidenced by our announcement late in the quarter regarding the restructuring of our corporate staff, which is expected to generate approximately $3.5 million in annualized savings. We continue to rationalize our manufacturing facilities to better utilize low cost facilities and to consolidate facilities where practical. In addition, as part of our EFI integration, we have removed $1.5 million in annualized cost and have consolidated our two precision stamping operations in El Paso, Texas. We also continue to explore potential divestitures of business units that do not meet our long-term strategic goals."

         Insilco Holding Co., based in suburban Columbus, Ohio, is a diversified manufacturer of industrial components and a supplier of specialty publications. The Company's industrial business units serve the automotive, electronics, telecommunications and other industrial markets, and its publishing business serves the school yearbook market. The Company had 1998 revenues in excess of $535 million.

         The statements made in this press release which are not historical facts may be deemed forward looking statements, and, as such, are subject to certain risks and uncertainties, including statements with respect to the Company's long-term outlook; growth prospects; slowdown in the electronics markets; the ability to improve operating efficiencies and to further reduce expenses, possible acquisitions and divestitures. It is important to note that results could differ materially from those projected in such forward-looking statements. Factors which could cause results to differ materially include, but are not limited to the following: delays in new product introductions, lack of market acceptance for new products, changes in demand for the Company's products, changes in market trends, general competitive pressures from existing and new competitors, adverse changes in operating performance, changes in interest rates, and adverse economic conditions which could affect the amount of cash available for debt servicing and capital investments. Further information concerning factors that could cause actual results to differ materially from those in the forward-looking statements are contained from time to time in the Company's SEC filings, including, but not limited to, the Company's report on Form 10-K/A for the year ended December 31, 1998 and the Company's report on Form 10-Q for March 31, 1999. Copies of these filings may be obtained by contacting the Company or the SEC.

Investor Relations Contact: Stephen J. Smith, (614) 791-3101 or write to Insilco Holding Co., Investor Relations, 425 Metro Place North, Box 7196, Dublin, OH 43017 or call Melodye Demastus, Melrose Consulting (614) 771-0860. You may also visit our web site at http://www.insilco.com.
                      -----------------------

                              INSILCO HOLDING CO.
                Condensed Consolidated Statements of Operations
                                  (Unaudited)
                  (Amounts in millions except per share data)

                             FOR THE QUARTER ENDED



                                                              Actual       Pro forma(1)
                                                             June 30,       June 30,
                                                          --------------    --------
                                                          1999      1998      1998
                                                          ----      ----      ----
Sales                                                    $178.4    $170.0    $170.0
Cost of sales, excluding depreciation (1999 includes
$3.2 of restructuring expenses)                           123.9     115.1     115.1
Selling, general and administrative expenses,
excluding depreciation (1999 includes $.2 of
restructuring expenses)                                    34.3      32.3      32.3
Depreciation and amortization expense                       6.9       6.4       6.4
Significant legal, professional and merger fees             2.5       2.0       0.7
Restructuring charge                                        5.5       --        --
                                                         ------     -----     -----
    Operating income                                        5.3      14.2      15.5
Interest expense, net                                     (12.1)     (6.9)    (11.5)
Equity in net income of Thermalex                           1.0       0.7       0.7
Other income, net                                           0.1       1.4       1.4
                                                         ------     -----     -----
    Income (loss) before income taxes                      (5.7)      9.4       6.1
Income tax benefit (expense)                                0.5      (5.0)     (2.2)
                                                         ------     -----     -----
    Net income (loss)                                      (5.2)      4.4       3.9
Preferred stock dividend                                   (1.5)      --       (1.4)
                                                         ======     =====     =====
    Net income (loss) available to common                $ (6.7)   $  4.4    $  2.5
                                                         ======     =====     =====


Cash dividend from Thermalex                             $  --     $  --     $  --
                                                         ======     =====     =====

Earnings before other income, interest, taxes,
depreciation, amortization, and one-time items, plus
cash dividend from Thermalex                             $ 23.8    $ 23.0    $ 23.0
                                                         ======     =====     =====

Capital expenditures                                     $ (4.5)   $ (5.1)   $ (5.1)
                                                         ======     =====     =====


Income (loss) per share available to common              $(3.98)   $ 1.06    $ 1.62
                                                         ======     =====     =====

(1) Pro forma to show results as if the August 17, 1998 merger with DLJ Merchant Banking Partners occurred as of the beginning of the year.

                              INSILCO HOLDING CO.
                Condensed Consolidated Statements of Operations
                                  (Unaudited)
                  (Amounts in millions except per share data)

                                FOR YEAR TO DATE

                                                              Actual       Pro forma(1)
                                                             June 30,       June 30,
                                                         ----------------  ----------
                                                          1999      1998      1998
                                                          ----      ----      ----
Sales                                                    $305.3    $287.3    $287.3
Cost of sales, excluding depreciation (1999 includes
$3.2 of restructuring expenses)                           219.9     200.7     200.7
Selling, general and administrative expenses,
excluding depreciation (1999 includes $.2 of
restructuring expenses)                                    51.9      49.7      49.7
Depreciation and amortization expense                      11.8      10.6      10.6
Significant legal, professional and merger fees             2.5       2.3       1.0
Restructuring charge                                        5.5      --        --
                                                         ------     -----     -----
    Operating income                                       13.7      24.0      25.3
Interest expense, net                                     (23.3)    (13.8)    (22.9)
Equity in net income of Thermalex                           1.9       1.5       1.5
Other income, net                                           0.3       2.0       2.0
                                                         ------     -----     -----
    Income (loss) before income taxes                      (7.4)     13.7       5.9
Income tax benefit (expense)                                1.3      (6.5)     (2.2)
                                                         ------     -----     -----
    Net income (loss)                                      (6.1)      7.2       3.7
Preferred stock dividend                                   (2.9)     --        (2.7)
                                                         ======     =====     =====
    Net income (loss) available to common                $ (9.0)   $  7.2    $  1.0
                                                         ======     =====     =====


Cash dividend from Thermalex                             $  2.9    $  1.3    $  1.3
                                                         ======     =====     =====

Earnings before other income, interest, taxes,
depreciation, amortization, and one-time items,
plus cash dividend from Thermalex                        $ 40.2    $ 38.9    $ 38.9
                                                         ======     =====     =====

Capital expenditures                                     $ (7.7)   $(10.9)   $(10.9)
                                                         ======     =====     =====


Income (loss) per share available to common              $(5.51)  $  1.74   $  0.61
                                                         ======     =====     =====

(1) Pro forma to show results as if the August 17, 1998 merger with DLJ Merchant Banking Partners occurred as of the beginning of the year.

                              INSILCO HOLDING CO.
                                  (Unaudited)
                             (Amounts in millions)

                           SUPPLEMENTAL SEGMENT DATA

                                             Quarter Ended              Year to Date
                                               June 30,                   June 30,
                                          -------------------        -----------------
                                           1999         1998          1999       1998
                                           ----         ----          ----       ----
SALES
Industrial Businesses:
   Technologies Group                     $ 55.8       $ 48.8         $111.2    $ 99.0
   Automotive Components                    56.2         54.4          113.1     108.9
                                           -----       ------         ------    ------
      Total Industrial Businesses          112.0        103.2          224.3     207.9
Specialty Publishing                        59.6         59.5           66.1      64.5
Other                                        6.8          7.3           14.9      14.9
                                           =====       ======         ======    ======
      Total Sales                         $178.4       $170.0         $305.3    $287.3
                                           =====       ======         ======    ======

EBITDA
Industrial Businesses:
   Technologies Group                     $  7.2       $  7.9         $ 14.2    $ 16.0
   Automotive Components                     8.2          8.7           16.4      17.2
                                           -----       ------         ------    ------
      Total Industrial Businesses           15.4         16.6           30.6      33.2
Specialty Publishing                         9.9          7.5            9.5       7.3
Other                                        0.2          0.6            0.9       1.0
Unallocated Corporate                       (1.7)        (1.7)          (3.7)     (3.9)
Thermalex Cash Dividend                      --           --             2.9       1.3
                                           =====       ======         ======    ======
      Total EBITDA                        $ 23.8       $ 23.0         $ 40.2    $ 38.9
                                           =====       ======         ======    ======

SALES GROWTH VS. PRIOR YEAR
Industrial Businesses:
   Technologies Group                       14.3%                       12.3%
   Automotive Components                     3.3%                        3.9%
                                           -----                      ------
      Total Industrial Businesses            8.5%                        7.9%
Specialty Publishing                         0.2%                        2.5%
Other                                       (6.8)%                       0.0%
                                           =====                      ======
      Total Sales                            4.9%                        6.3%
                                           =====                      ======

EBITDA % OF SALES
Industrial Businesses:
   Technologies Group                       12.9%        16.2%          12.8%     16.2%
   Automotive Components                    14.6%        16.0%          14.5%     15.8%
                                           -----       ------         ------    ------
      Total Industrial Businesses           13.8%        16.1%          13.6%     16.0%
Specialty Publishing                        16.6%        12.6%          14.4%     11.3%
Other                                        2.9%         8.2%           6.0%      6.7%
Unallocated Corporate                        --           --             --        --
Thermalex Cash Dividend                      --           --             --        --
                                           =====       ======         ======    ======
      Total EBITDA                          13.3%        13.5%          13.2%     13.5%
                                           =====       ======         ======    ======

                              INSILCO HOLDING CO.
                     Condensed Consolidated Balance Sheets
                                  (Unaudited)
                             (Amounts in millions)

                                                      June 30,     June 30,     December 31,
                                                       1999         1998            1998
                                                     ---------     --------     ------------
               ASSETS
Current assets:
  Cash and cash equivalents                           $  10.2        $  7.0        $   7.4
  Receivables, net                                       99.2          88.6           84.2
  Inventories, net                                       65.4          61.9           64.6
  Current portion of deferred taxes                       2.1           --             6.2
  Prepaid expenses                                        4.5           3.2            4.4
                                                       ------        ------        -------
       Total current assets                             181.4         160.7          166.8

Property, plant and equipment, net                      123.7         113.3          114.7
Goodwill, net                                            16.8          13.1           13.6
Deferred taxes                                            8.2           --             1.9
Investment in unconsolidated subsidiaries                10.9          10.1            9.0
Other assets and deferred charges                        20.1          16.9           21.3
                                                       ======        ======        =======
       Total assets                                   $ 361.1        $314.1        $ 327.3
                                                       ======        ======        =======

     LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable                                    $  37.3        $ 36.8        $  34.5
  Accrued expenses and other                             64.6          48.2           58.2
  Accrued interest payable                                6.1           7.1            4.2
  Current portion of deferred taxes                       --            0.9            --
  Current portion of long-term debt                       1.3           --             1.3
  Current portion of long-term obligations                1.0           3.5            1.9
                                                       ------        ------        -------
       Total current liabilities                        110.3          96.5          100.1

Long-term debt                                          411.9         264.8          383.1
Other long-term obligations                              47.3          42.3           46.3
Deferred taxes                                            --            1.3            --
Minority interest                                         0.1           --             --
Preferred stock                                          37.0           --            34.1
Stockholders' deficit                                  (245.5)        (90.8)        (236.3)
                                                       ------        ------        -------
       Total liabilities and stockholders' deficit    $ 361.1        $314.1        $ 327.3
                                                       ======        ======        =======

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 8-K



                                 CURRENT REPORT
                       PURSUANT TO SECTION 13 or 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          DATE OF REPORT: JULY 20, 1999



                               INSILCO CORPORATION
             (Exact Name of Registrant as specified in its charter)




            Delaware                     0-22098               06-0635844
            --------                     -------               ----------

(State or other jurisdiction of   (Commission File No.)   (IRS Employer
incorporation or organization)                            Identification Number)



                              425 Metro Place North
                                   Fifth Floor
                               Dublin, Ohio 43017
                                 (614) 792-0468

               (Address, including zip code, and telephone number
                       including area code of Registrant's
                          principal executive offices)

ITEM 2.   ACQUISITION OR DISPOSITION OF ASSETS

          On May 17, 1999, Insilco Holding Co. through its wholly owned subsidiary Insilco Corporation, entered into a definitive merger agreement with Racine, Wisconsin-based Thermal Transfer Products, Ltd. whereby Thermal Transfer Acquisition Corporation, a newly created wholly owned subsidiary of Insilco Corporation, would be merged with Thermal Transfer Products. The surviving entity, Thermal Transfer Products Ltd., would be a wholly owned subsidiary of Insilco Corporation. The merger was completed on July 20, 1999. The gross purchase price paid by Insilco Holding Company was $26.5 million. The funding for the merger came from Insilco Corporation's credit facilities. Thermal Transfer Products Ltd. is a leading manufacturer of industrial oil coolers and other heat exchanger products.

          This transaction was accomplished through arms length negotiations between Insilco Corporation management and Thermal Transfer Products management.

          Insilco Holding Co.'s press release issued July 20, 1999 is attached as an exhibit and is incorporated herein by reference.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS.

    (1)   Financial Statements of Business Acquired
          -----------------------------------------

          It is impracticable for Insilco Holding Co. to provide the required financial statements of Thermal Transfer Products at the time of filing of this report. Insilco Holding Co. undertakes to file such financial statements as an amendment to this Form 8-K as soon as practicable after the date hereof, but in no event later than sixty
          (60) days from the date by which this report on Form 8-K is required to be filed.

    (b)   Pro Forma financial Information
          -------------------------------

          It is impracticable for Insilco Holding Co. to provide the required pro forma financial information at the time of filing of this report. Insilco Holding Co. undertakes to file such pro forma financial information as an amendment to this Form 8-K as soon as practicable after the date hereof, but in no event later than sixty (60) days from the date by which this report on Form 8-K is required to be filed.

    (c)   Exhibits.
          ---------

          Exhibit No.                         Description

              2 (a) Merger agreement dated May 17, 1999 by and among Insilco Corporation, Thermal Transfer Acquisition Corp., Thermal Transfer Products, Ltd., Royse Myers and Barbara Myers.

             99 (a)        Press release of Insilco Holding Co. issued July 20,
                           1999.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                   INSILCO CORPORATION
                                            ---------------------------------
                                            Registrant


Date: July 20, 1999                    By:    /s/ Michael R. Elia
                                            ---------------------------------
                                            Michael R. Elia
                                            Senior Vice President and Chief
                                             Financial Officer

                                  EXHIBIT INDEX


          Exhibit No.                         Description

              2 (a) Merger agreement dated May 17, 1999 by and among Insilco Corporation, Thermal Transfer Acquisition Corp., Thermal Transfer Products, Ltd., Royse Myers and Barbara Myers.

             99 (a)        Press release of Insilco Holding Co. issued July 20,
                           1999.

                                                                    Exhibit 2(a)


                                MERGER AGREEMENT

                                  BY AND AMONG

                              INSILCO CORPORATION,

                       THERMAL TRANSFER ACQUISITION CORP.,

                        THERMAL TRANSFER PRODUCTS, LTD.,

                                   ROYSE MYERS

                                       AND

                                  BARBARA MYERS

                                TABLE OF CONTENTS


1.   THE MERGER........................................................1
     1.1.   The Merger.................................................1
     1.2.   Effective Time.............................................1
     1.3.   Conversion of Common Stock.................................2
     1.4.   Articles of Incorporation..................................2
     1.5.   By-Laws....................................................2
     1.6.   Exchange of Certificates...................................3
     1.7.   Dissenting Shares..........................................3
     1.8.   Directors and Officers.....................................3


2.   PURCHASE PRICE - PAYMENT..........................................4
     2.1.   Calculation of Purchase Price; Per Share Purchase
            Prices.....................................................4
     2.2.   Payment of Purchase Price..................................4


3.   REPRESENTATIONS AND WARRANTIES OF COMPANY.........................5
     3.1.   Corporate..................................................5
     3.2.   No Violation...............................................7
     3.3.   Financial Statements.......................................7
     3.4.   Cash and Cash Equivalents..................................7
     3.5.   Tax Matters................................................7
     3.6.   Absence of Certain Changes.................................8
     3.7.   Absence of Undisclosed Liabilities.........................9
     3.8.   No Litigation..............................................9
     3.9.   Compliance With Laws and Orders...........................10
     3.10.  Title to and Condition of Properties......................11
     3.11.  Insurance.................................................12
     3.12.  Contracts and Commitments.................................13
     3.13.  Labor Matters.............................................14
     3.14.  Employee Benefit Plans....................................15
     3.15.  Employment; Compensation..................................17
     3.16.  Trade Rights..............................................17
     3.17.  Major Customers and Suppliers.............................18
     3.18.  Product Warranty and Product Liability....................18
     3.19.  Bank Accounts.............................................18
     3.20.  Affiliates' Relationships to Company......................19
     3.21.  Assets Necessary to Business..............................19
     3.22.  Records...................................................19
     3.23.  Year 2000 Compliance......................................19
     3.24.  Share Repurchases.........................................20


4.   REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS...................20
     4.1.   Power.....................................................20
     4.2.   Validity..................................................20
     4.3.   No Violation..............................................20
     4.4.   Due Diligence Response....................................20


5.   REPRESENTATIONS AND WARRANTIES OF NEWCO AND INSILCO..............21
     5.1.   Corporate.................................................21
     5.2.   Authority.................................................21
     5.3.   No Violation..............................................21

     5.4.   Due Diligence Investigation...............................22
     5.5.   Audit Status..............................................22


6.   COVENANTS........................................................22
     6.1.   Consulting Agreements.....................................22
     6.2.   Noncompetition; Confidentiality...........................22
     6.3.   HSR Act Filings...........................................24
     6.4.   Access to Information and Records.........................24
     6.5.   Conduct of Business Pending the Closing...................24
     6.6.   Consents..................................................26
     6.7.   Other Action..............................................26
     6.8.   Disclosure Schedule.......................................26
     6.9.   Audit.....................................................26
     6.10.  Shareholder Notice and Approval...........................26
     6.11.  Title Insurance...........................................27
     6.12.  Surveys...................................................27
     6.13.  Indemnification Provisions of Surviving Corporation's
            Articles and Bylaws.......................................27
     6.14.  Escrow Agreement..........................................28
     6.15.  Supplemental Medicare Coverage............................28
     6.16.  Form 5500s................................................28
     6.17.  Additional Supplier Disclosure............................28


7.   CONDITIONS PRECEDENT TO INSILCO'S AND NEWCO'S
     OBLIGATIONS......................................................28
     7.1.   Representations and Warranties True asof the
            Closing Date..............................................28
     7.2.   Compliance With Agreement.................................29
     7.3.   Absence of Litigation.....................................29
     7.4.   Consents and Approvals....................................29
     7.5.   Shareholder Approval......................................29
     7.6.   No Exercise of Dissenters' Rights.........................29
     7.7.   Satisfaction of Customer Due Diligence....................29
     7.8.   Hart-Scott-Rodino Waiting Period..........................29
     7.9.   Satisfactory Completion of the Audit......................29
     7.10.  No Change in Recent Balance Sheet.........................30
     7.11.  Title Insurance...........................................30
     7.12.  Surveys...................................................30
     7.13.  Environmental Due Diligence...............................30


8.   CONDITIONS PRECEDENT TO COMPANY'S AND SHAREHOLDERS'
     OBLIGATIONS......................................................31
     8.1.   Representations and Warranties True on the
            Closing Date..............................................31
     8.2.   Compliance With Agreement.................................31
     8.3.   Absence of Litigation.....................................31
     8.4.   Hart-Scott-Rodino Waiting Period..........................31
     8.5.   Shareholder Approval......................................31


9.   INDEMNIFICATION..................................................31
     9.1.   By Shareholders...........................................31
     9.2.   By Insilco and/or Newco...................................33
     9.3.   Indemnification of Third-Party Claims.....................34
     9.4.   Payment...................................................34

10.  CLOSING..........................................................35
     10.1.  Documents to be Delivered by Company and Shareholders.....35
     10.2.  Documents to be Delivered by Insilco or Newco.............36


11.  TERMINATION......................................................37
     11.1.  Right of Termination Without Breach.......................37
     11.2.  Termination for Breach....................................37


12.  MISCELLANEOUS....................................................38
     12.1.  Disclosure Schedule.......................................38
     12.2.  Disclosures and Announcements.............................39
     12.3.  Assignment; Parties in Interest...........................39
     12.4.  Law Governing Agreement...................................39
     12.5.  Amendment and Modification................................39
     12.6.  Notice....................................................39
     12.7.  Expenses..................................................40
     12.8.  Entire Agreement..........................................41
     12.9.  Counterparts..............................................41
     12.10. Headings..................................................41


                                    EXHIBITS
                                    --------

EXHIBIT A   ROYSE MYERS CONSULTING AGREEMENT

EXHIBIT B   BARBARA MYERS CONSULTING AGREEMENT

EXHIBIT C   SELECTED TERMS AND CONDITIONS OF THE ESCROW AGREEMENT

EXHIBIT D   OPINION OF QUARLES & BRADY

                                MERGER AGREEMENT

     MERGER AGREEMENT (this "Agreement") dated May 17, 1999, by and among INSILCO CORPORATION, a Delaware corporation ("Insilco"), THERMAL TRANSFER ACQUISITION CORP., a Wisconsin corporation and wholly-owned subsidiary of Insilco ("Newco"), THERMAL TRANSFER PRODUCTS, LTD., a Wisconsin corporation ("Company"), ROYSE MYERS and BARBARA MYERS (individually a "Shareholder," and together, "Shareholders").

                                 R E C I T A L S

     A. Company is engaged in the design, manufacture, marketing and sale of heat exchangers and related products (the "Business").

     B. The respective Boards of Directors of Insilco, Newco and Company have approved the merger of Newco with and into Company pursuant to the terms of this Agreement as a means to enable Insilco to acquire 100% of the issued and outstanding capital stock of Company.

     C. Insilco owns one hundred percent (100%) of the issued and outstanding capital stock of Newco, and as an inducement to Company and Shareholders to enter into this Agreement with Newco and to grant Newco the rights described herein, and in consideration of the valuable benefits to accrue to Insilco as a result of this Agreement, Insilco desires to guaranty the payment and performance of all Newco's obligations under this Agreement.

      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

1. THE MERGER

           1.1. The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Wisconsin Business Corporation Law ("WBCL"), at the Effective Time (as defined in Section 1.2), Newco shall merge with and into Company (the "Merger"), and Company shall survive the Merger and shall continue its corporate existence under the laws of the State of Wisconsin (Company in its capacity as the corporation surviving the Merger is sometimes referred to herein as "Surviving Corporation"). Upon consummation of the Merger, the separate corporate existence of Newco shall terminate.

           1.2. Effective Time. The Merger shall become effective upon the later of (a) the time of filing of Articles of Merger with the Department of Financial Institutions of the State of Wisconsin and (b) the effective date and time of the Merger as set forth in such Articles of Merger (which shall in no event be later than the first business day after the Closing Date (as defined in Article
10)). The parties shall each use reasonable efforts to cause such Articles of Merger to be filed on the Closing Date. The term "Effective Time" shall be the date and time when the Merger becomes effective, in accordance with this Section 1.2.

           1.3. Conversion of Common Stock.

                      1.3.(a) At the Effective Time, subject to Section 1.6 and
           Section 1.7, by virtue of the Merger and without any action on the part of Company or the holder of any securities of Company, each share of voting common stock, no par value, of Company (the "Voting Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 1.3.(d)) shall be converted into the right to receive the Voting Share Purchase Price (as such term is defined in Section 2.1.(b)) and the Voting Share Contingent Consideration Amount (as such term is defined in Section 2.2(e)(ii)), if any (together with the Voting Share Purchase Price, the "Voting Share Merger Consideration"), which shall be payable in the manner provided in Section 2.2.

                      1.3.(b) At the Effective Time, subject to Section 1.6 and
           Section 1.7, by virtue of the Merger and without any action on the part of Company or the holder of any securities of Company, each share of non-voting common stock, no par value, of Company (the "Non-Voting Common Stock," and, together with the Voting Common Stock, the "Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 1.3.(d)) shall be converted into the right to receive the Non-Voting Share Purchase Price (as such term is defined in Section 2.1.(c)) and the Non-Voting Share Contingent Consideration Amount (as such term is defined in Section 2.2(e)(iii)), if any (together with the Non-Voting Share Purchase Price, the "Non-Voting Share Merger Consideration"), which shall be payable in the manner provided in Section 2.2.

                      1.3.(c) All of the shares of Common Stock converted into the right to receive the Voting Share Merger Consideration or the Non-Voting Share Merger Consideration pursuant to this Article 1 shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Effective Time, and each certificate previously representing any such share of Common Stock (each a "Stock Certificate") shall thereafter represent only the right to receive the Voting Share Merger Consideration or the Non-Voting Share Merger Consideration, as applicable. Stock Certificates previously representing shares of Common Stock shall be exchanged for that portion of the Voting Share Merger Consideration or the Non-Voting Share Merger Consideration, as applicable, that is currently payable upon the surrender of such Stock Certificates in accordance with Section 1.6, without any interest thereon.

                      1.3.(d) At the Effective Time, all shares of Common Stock that are owned by Company as treasury stock shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

                      1.3.(e) At the Effective Time, each share of common stock, $.01 par value, of Newco shall be converted into one share of common stock, $.01 par value, of Surviving Corporation.

           1.4. Articles of Incorporation. The Articles of Incorporation of Newco in effect as of the Effective Time shall be the Articles of Incorporation of Surviving Corporation after the Merger until thereafter amended in accordance with applicable law, except that Article I thereof shall be amended as of the Effective Time to read in its entirety as follows: "The name of the Corporation shall be `Thermal Transfer Products, Ltd.'"

           1.5. By-Laws. The By-Laws of Newco in effect as of the Effective Time shall be the By-Laws of Surviving Corporation after the Merger until thereafter amended in accordance with applicable law.

           1.6. Exchange of Certificates

                      1.6.(a) Newco shall mail to all holders of record of one or more Stock Certificates, prior to the Effective Time, a letter of transmittal ("Letter of Transmittal"), in reasonable form prepared by Insilco or Newco, which shall specify that delivery shall be effected, and risk of loss and title to the Stock Certificates shall pass, only upon delivery of the Stock Certificates to Surviving Corporation, and which shall contain (i) a general release in a form reasonably prescribed by Insilco or Newco of claims against Company, Insilco and Newco arising prior to or as of the Effective Time (except for claims arising pursuant to this Agreement), and (ii) instructions for use in effecting the surrender of the Stock Certificates. Following the Effective Time and upon proper surrender of a Stock Certificate (or if applicable an affidavit of lost certificate in a form reasonably acceptable to Surviving Corporation) for exchange and cancellation to Surviving Corporation, together with such properly completed Letter of Transmittal, duly executed by the holder of such Stock Certificate, the holder of such Stock Certificate shall be entitled to receive in exchange therefor (i) payment for that portion of the Voting Share Purchase Price and/or the Non-Voting Share Purchase Price, as applicable, to which such holder is entitled as of the Closing Date pursuant to Section 2.2, and(ii) the Voting Share Contingent Consideration Amount or the Non-Voting Share Contingent Consideration Amount, if any and as applicable, to which such holder becomes entitled pursuant to the terms of and at the times designated in Section 2.2 and the Escrow Agreement (as such term is defined in Section 6.14).

                      1.6.(b) Surviving Corporation shall not be liable to any former holder of shares of Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

           1.7. Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Common Stock that are outstanding immediately prior to the Effective Time and with respect to which dissenters' rights shall have been properly demanded in accordance with Sections 180.1301-180.1331 of the WBCL ("Dissenting Shares") shall not be converted into the right to receive the Voting Share Merger Consideration or the Non-Voting Share Merger Consideration, as applicable. Instead, such shares of Common Stock shall be cancelled and the holders thereof shall only be entitled to payment of the fair value of such Dissenting Shares in accordance with the provisions of Sections 180.1301-180.1331 of the WBCL; provided, however, that (i) if any holder of Dissenting Shares shall subsequently deliver a written withdrawal of his demand for appraisal of such shares, or (ii) if any holder fails to establish his entitlement to dissenters' rights as provided in Sections 180.1301-180.1331 of the WBCL, then such holder or holders (as the case may be) shall forfeit its rights under Sections 180.1301-180.1331 of the WBCL with respect to such shares, and each of such shares shall thereupon be deemed to have been converted, as of the Effective Time, into the right to receive the Voting Share Merger Consideration or the Non-Voting Share Merger Consideration, as applicable.

           1.8. Directors and Officers. The directors and officers of Newco as of the Effective Time shall be the directors and officers of Surviving Corporation after the Merger to serve thereafter in accordance with applicable law and the Articles of Incorporation and By-Laws of Surviving Corporation.

2. PURCHASE PRICE - PAYMENT

           2.1. Calculation of Purchase Price; Per Share Purchase Prices.

                      2.1.(a) Purchase Price. As used herein, the term "Purchase Price" shall mean $26,500,000.

                      2.1.(b) Voting Share Purchase Price. As used herein, the "Voting Share Purchase Price" shall mean the result obtained by (i) multiplying (A) the Purchase Price times .5226 and (ii) dividing the number reached in the preceding clause "(i)" by the fully diluted number of shares of Voting Common Stock issued and outstanding on the Closing Date.

                      2.1.(c) Non-Voting Share Purchase Price. As used herein, the "Non-Voting Share Purchase Price" shall mean the result obtained by (i) multiplying the Purchase Price times .4774 and (ii) dividing the number reached in the preceding clause "(i)" by the fully diluted number of shares of Non-Voting Common Stock issued and outstanding on the Closing Date.

           2.2. Payment of Purchase Price. Surviving Corporation shall pay, and Insilco shall cause Surviving Corporation to pay, the Purchase Price as follows:

                      2.2.(a) Consideration to Holders of Voting Common Stock. Following the Effective Time and pursuant to and subject to the terms of Section 1.6, Surviving Corporation shall deliver to each holder of Voting Common Stock, upon execution of a Letter of Transmittal by such holder and delivery thereof to Surviving Corporation, cash in an amount equal to (i) the Voting Share Purchase Price multiplied by the number of shares of Voting Common Stock represented by the Certificates delivered to the Surviving Corporation along with such Letter of Transmittal, multiplied by (ii) .962.

                      2.2.(b) Consideration to Holders of Non-Voting Common Stock. Following the Effective Time and pursuant to and subject to the terms of Section 1.6, Surviving Corporation shall deliver to each holder of Non-Voting Common Stock, upon execution of a Letter of Transmittal by such holder and delivery thereof to Surviving Corporation, cash in an amount equal to (i) the Non-Voting Share Purchase Price multiplied by the number of shares of Non-Voting Common Stock represented by the Certificates delivered to the Surviving Corporation along with such Letter of Transmittal, multiplied by (ii) .962.

                      2.2.(c) Cash to Escrow Agent. At the Closing, Surviving Corporation shall deliver cash in an amount equal to 3.8% of the Purchase Price to Escrow Agent (as such term is defined in the Escrow Agreement).

                      2.2.(d) Cash to Paying Agent. If, within one week before the likely Closing Date, Stock Certificates representing (i) at least 90% of the outstanding shares of Voting Common Stock and (ii) at least 90% of the outstanding shares of Non-Voting Common Stock have not been surrendered to Newco pursuant to Section 1.6, then the parties hereto shall negotiate in good faith an amendment to this Agreement to provide for payment of a portion of the Purchase Price to a paying agent at the Closing.

                      2.2.(e) Payment of Contingent Consideration Amount. Pursuant to the terms and conditions of the Escrow Agreement and on the date specified therein for distribution of the Escrow Fund to the shareholders of Company (the "Distribution Date"), Escrow Agent shall deliver to (i) each holder of Voting Common Stock who has properly executed and delivered a Letter of Transmittal and surrendered Stock Certificates to Surviving Corporation in accordance with Section 1.6, cash in an amount equal to (A) the Voting Share Contingent Consideration Amount multiplied by the number of shares of Voting Common Stock represented by the Stock Certificates delivered to the Surviving Corporation along with such Letter of Transmittal and (ii) each holder of Non-Voting Common Stock who has properly executed and delivered a Letter of Transmittal and surrendered Stock Certificates to Surviving Corporation in accordance with Section 1.6, cash in an amount equal to (A) the Non-Voting Share Contingent Consideration Amount (as such term is defined herein) multiplied by the number of shares of Non-Voting Common Stock represented by the Stock Certificates delivered to the Surviving Corporation along with such Letter of Transmittal.

                      2.2.(e)(i) As used herein, the term "Contingent Consideration Amount" shall mean the amount, if any, remaining in the Escrow Fund on the Distribution Date.

                      2.2.(e)(ii) As used herein, the term "Voting Share Contingent Consideration Amount" shall mean the result obtained by
           (i) multiplying the Contingent Consideration Amount times .5226 and
           (ii) dividing the number reached in the preceding clause "(i)" by the fully diluted number of shares of Voting Common Stock issued and outstanding on the Closing Date.

                      2.2.(e)(iii) As used herein, the term "Non-Voting Share Contingent Consideration Amount" shall mean the result obtained by
           (i) multiplying the Contingent Consideration Amount times .4774 and
           (ii) dividing the number reached in the preceding clause "(i)" by the fully diluted number of shares of Non-Voting Common Stock issued and outstanding on the Closing Date.

                      2.2.(f) Method of Payment. All payments under this Section
           2.2 shall be made in the form of certified or bank cashier's check payable to the order of the recipient, except that payment to Escrow Agent pursuant to Section 2.2(c) may be made by wire transfer of immediately available funds to an account designated, at least 48 hours prior to the Closing Date, by Escrow Agent.

3. REPRESENTATIONS AND WARRANTIES OF COMPANY

           Company (and not Shareholders) makes the following representations and warranties to Insilco and Newco, each of which is true and correct on the date hereof other than as specifically disclosed in the Disclosure Schedule (as defined in Section 12.1) or in any revisions to the Disclosure Schedule delivered to Insilco and Newco as provided for in Section 6.8, but shall not survive the Closing of the transactions provided for herein, it being the intent of the parties that the following representations and warranties facilitate disclosure so as to allow Insilco and Newco to determine whether to proceed to Closing. For purposes of the following representations and warranties, the terms "Company's knowledge" or "knowledge of Company" shall mean the best of the actual knowledge of the managerial employees of Company and those agents and representatives of Company who have devoted substantive attention to those matters that are the subject of the representation and warranty, and the term "Material Adverse Effect" shall mean a material adverse effect on the financial condition, assets, liabilities, business or operations of Company taken as a whole.

           3.1. Corporate.

                      3.1.(a) Organization. Company is a corporation duly organized, validly existing and in good standing (meaning it has filed its most recent required annual report and has not filed articles of dissolution with the Wisconsin Department of Financial Institutions) under the laws of the State of Wisconsin. Company was incorporated on July 8, 1969. No other company has merged with or into Company.

                      3.1.(b) Corporate Power. Company has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as and where such is now being conducted.

                      3.1.(c) Qualification. Company is duly licensed or qualified to do business as a foreign corporation, and is in good standing, in each jurisdiction wherein the character of the properties owned or leased by it, or the nature of its business, makes such licensing or qualification necessary, except where the failure to be so qualified will not have a Material Adverse Effect. Company has no locations outside of, and is not licensed or qualified to do business in any state other than, the State of Wisconsin.

                      3.1.(d) Subsidiaries. Company does not have a direct or indirect equity interest of more than 5% of the total equity interests of any corporation or other entity.

                      3.1.(e) Corporate Documents, etc. The copies of the Articles of Incorporation and By-Laws of Company, including any amendments thereto, that have been delivered by Company to Insilco and Newco are true, correct and complete copies of such instruments as presently in effect. Except as set forth on Schedule 3.1(e), the corporate minute book and stock records of Company that have been furnished to Insilco and Newco for inspection are true, correct and complete and accurately reflect all material corporate action taken by the board of directors and shareholders of Company. The directors and officers of Company are listed in Schedule 3.1(e).

                      3.1.(f) Capitalization of Company. The authorized capital stock of Company consists entirely of 8,000 shares of Voting Common Stock and 40,000 shares of Non-Voting Common Stock. No shares of such capital stock are issued or outstanding as of the date hereof except for 3,217 shares of Voting Common Stock and 26,445 shares of Non-Voting Common Stock which are owned of record and beneficially by shareholders of Company in the respective numbers set forth in
           Schedule 3.1(f). All such shares of capital stock of Company are validly issued, fully paid and nonassessable, except to the extent provided by Section 180.0622(2)(b) of the WBCL as judicially interpreted. Except as set forth on Schedule 3.1(f) (which sets forth the names of the holders of the securities described therein, number of such securities held, and exercise prices of such securities, if applicable), there are no (i) securities convertible into or exchangeable for any of Company's capital stock or other securities,
           (ii) options, warrants or other rights to purchase or subscribe to capital stock or other securities of Company or securities that are convertible into or exchangeable for capital stock or other securities of Company, or (iii) contracts, commitments, agreements, understandings or arrangements of any kind relating to the issuance, sale or transfer of any capital stock or other equity securities of Company, any such convertible or exchangeable securities or any such options, warrants or other rights.

                      3.1.(g) Authorization; Enforceability. The execution and delivery of this Agreement and the other documents and instruments to be executed and delivered by Company pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the unanimous vote or consent of the Board of Directors of Company. Subject only to obtaining approval of the Merger by the shareholders of Company, no other corporate act or proceeding on the part of Company or its shareholders is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by Company pursuant hereto or the consummation of the transactions contemplated hereby and thereby. This Agreement constitutes and, when executed and delivered, the other documents and instruments to be executed and delivered by Company pursuant hereto will constitute, valid and binding agreements of Company, enforceable in accordance with their respective terms.

           3.2. No Violation. Except as set forth on Schedule 3.2, and except for matters that would not have a Material Adverse Effect, neither the execution and delivery of this Agreement or the other agreements to be executed and delivered pursuant hereto, nor the consummation by Company and Shareholders of the transactions contemplated hereby and thereby (a) will violate any statute, law, ordinance, rule or regulation (collectively, "Laws") or any order, writ, injunction, judgment, plan or decree (collectively, "Orders") of any court, arbitrator, department, commission, board, bureau, agency, authority, instrumentality or other body, whether federal, state, municipal, foreign or other (collectively, "Government Entities"), (b) except for applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), will require any authorization, consent, approval, exemption or other action by or notice to any Government Entity (including, without limitation, under any "plant-closing" or similar law), or (c) subject to obtaining approval of the Merger by the shareholders of Company, and the consents referred to in Schedule 3.2, will violate or conflict with, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or will result in the termination of, or accelerate the performance required by, or result in the creation of any Lien upon any of the assets of Company under, any term or provision of the Articles of Incorporation or By-Laws of Company or of any contract, commitment, understanding, arrangement, agreement or restriction of any kind or character to which Company or either Shareholder is a party or by which Company or either Shareholder or any of its or their assets or properties may be bound or affected.

           3.3. Financial Statements. Included as Schedule 3.3 are true and complete copies of the financial statements of Company consisting of (i) consolidated balance sheets of Company as of December 31, 1997, 1996 and 1995, and the related consolidated statements of income and cash flows for the years then ended (including the notes contained therein or annexed thereto), which have been compiled by Raymond G. Feest, Certified Public Accountant, and (ii) an unaudited consolidated balance sheet of Company as of December 31, 1998 (the "Recent Balance Sheet"), and the related unaudited consolidated statements of income and cash flows for the twelve (12) months then ended.

           3.4. Cash and Cash Equivalents. As of the date hereof, Company has cash and cash equivalents of not less than $3,100,000.

           3.5. Tax Matters.

                      3.5.(a) Tax Returns Filed. To Company's knowledge, except as set forth on Schedule 3.5(a), all federal, state, foreign, county, local and other tax returns required to be filed on or before the date hereof by or on behalf of Company have been timely filed (taking into account all extensions of due dates) and when filed were true and correct in all material respects (except for such failures to so file or inaccuracies in such filings as would not, individually or in the aggregate, have a Material Adverse Effect), and the taxes shown as due thereon were paid or adequately accrued. True and complete copies of (i) all federal and Wisconsin state tax returns or reports filed by Company for each of its five (5) most recent fiscal years and (ii) all other state tax returns or reports filed by Company for its last fiscal year have been made available to Insilco and Newco. Company has duly withheld and paid all taxes which it is required to withhold and pay through the date hereof relating to salaries and other compensation heretofore paid to the employees of Company.

                      3.5.(b) Tax Audits. The federal and state income tax returns of Company have been audited by the Internal Revenue Service and appropriate state taxing authorities for the periods and to the extent set forth in Schedule 3.5(b), and Company has not received from the Internal Revenue Service or from the tax authorities of any state, county, local or other jurisdiction any written notice of underpayment of taxes or other deficiency which has not been paid or settled, and does not have knowledge of any such notice pending or threatened. There are outstanding no agreements or waivers extending the statutory period of limitations applicable to any tax return or report.

                      3.5.(c) Consolidated Group. Company has never been a member of an affiliated group of corporations that filed a consolidated tax return.

                      3.5.(d) Other. Except as set forth in Schedule 3.5(d), Company has not (i) filed any consent or agreement under Section 341(f) of the Internal Revenue Code of 1986, as amended (the "Code"),
           (ii) applied for any tax ruling, (iii) entered into a closing agreement with any taxing authority, (iv) filed an election under
           Section 338(g) or Section 338(h)(10) of the Code (nor has a deemed election under Section 338(e) of the Code occurred), (v) made any payments, or been a party to an agreement (including this Agreement) that under any circumstances could obligate it or Insilco to make payments that will not be deductible because of Section 280G of the Code, or (vi) been a party to any tax allocation or tax sharing agreement. Company is not a "United States real property holding corporation" within the meaning of Section 897 of the Code.

           3.6. Absence of Certain Changes. Except as and to the extent set forth in Schedule 3.6, since the date of the Recent Balance Sheet there has not been:

                      3.6.(a) No Material Adverse Change. Any material adverse change in the financial condition, assets, liabilities, business or operations of Company taken as a whole;

                      3.6.(b) No Damage. Any material loss, damage or destruction, whether covered by insurance or not, affecting Company's business or properties;

                      3.6.(c) No Increase in Compensation. Except for (i) employee bonuses in the amounts and to the persons set forth on
           Schedule 3.6 and (ii) the transfer prior to the Closing to Shareholders of title to their respective automobiles, any increase in the compensation, salaries or wages payable or to become payable to any employee or agent of Company (including, without limitation, any increase or change pursuant to any bonus, pension, profit sharing, retirement or other plan or commitment), or any bonus or other employee benefit granted, made or accrued, or any increase in the number of employees of Company employed in the Business;

                      3.6.(d) No Commitments. Any material contract or transaction by Company (including, without limitation, any borrowing or capital expenditure) other than in the ordinary course of business consistent with past practice;

                      3.6.(e) No Dividends. Any declaration, setting aside or payment of any dividend or any other distribution in respect of Company's capital stock; any redemption, purchase or other acquisition by Company of any capital stock of Company, or any security relating thereto; or any other payment to any shareholder of Company by virtue of being a shareholder;

                      3.6.(f) No Disposition of Property. Any sale, lease or other transfer or disposition of any material properties or assets of Company, except for the sale or lease of inventory items in the ordinary course of business;

                      3.6.(g) No Indebtedness. Any indebtedness for borrowed money incurred, assumed or guaranteed by Company;

                      3.6.(h) No Liens. Any Lien (as defined in Section 3.10.(a)) made on any of the properties or assets of Company, other than Permitted Liens (as defined in Section 3.10.(a));

                      3.6.(i) No Amendment of Contracts. Any entering into, amendment or termination by Company of any material contract, or any release or waiver of material rights thereunder, other than in the ordinary course of business;

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
                      3.6.(j) Loans and Advances. Except as set forth on
           Schedule 3.6(j), any loan or advance (other than advances to employees in the ordinary course of business for travel and entertainment in accordance with past practice) to any person that exceeds $500, including, but not limited to, any Affiliate (for purposes of this Agreement, the term "Affiliate" shall mean and include all shareholders, directors and officers of Company; the spouse of any such person; any person who would be the heir or descendant of any such person if he or she were not living; and any entity in which any of the foregoing has a direct or indirect interest, except through ownership of less than 5% of the outstanding shares of any entity whose securities are listed on a national securities exchange or traded in the national over-the-counter market);

                      3.6.(k) Credit. Any grant of credit to any customer or distributor of Company on terms or in amounts more favorable in any material respect than those which have been extended to such person in the past, any other material change in the terms of any credit heretofore extended, or any other material change of Company's policies or practices with respect to the granting of credit;

                      3.6.(l) Trade Rights. Any agreement or settlement regarding the breach or infringement of any Trade Right (as defined in Section 3.16) or similar rights, or any modification or agreement to modify any existing rights with respect thereto;

                      3.6.(m) Discharge of Obligations. Any discharge, satisfaction of, or agreement to satisfy or discharge any material liability, other than current liabilities shown on the Recent Balance Sheet and current liabilities incurred since the date of the Recent Balance Sheet in the ordinary course of business;

           3.7. Absence of Undisclosed Liabilities. To Company's knowledge, except to the extent disclosed in the Recent Balance Sheet or on the Disclosure Schedule, Company does not have any liabilities, commitments or obligations (secured or unsecured, and whether accrued, absolute, contingent, direct, indirect or otherwise), other than commercial liabilities and obligations incurred since the date of the Recent Balance Sheet in the ordinary course of business and consistent with past practice, other than any such items that, individually or in the aggregate, would not have a Material Adverse Effect.

           3.8. No Litigation. Except as set forth in Schedule 3.8, there is no action, suit, arbitration, proceeding, investigation or inquiry, whether civil, criminal or administrative ("Litigation") pending or, to Company's knowledge, threatened against Company, its directors (in such capacity), its business or any of its assets, and Company does not know of any basis for any Litigation.
Schedule 3.8 also identifies all Litigation to which Company or any of its directors (in such capacity) have been parties since January 1, 1994. Except as set forth in Schedule 3.8, neither Company nor its business or assets is subject to any Order of any Government Entity.

           3.9. Compliance With Laws and Orders.

                      3.9.(a) Compliance. Except as set forth in Schedule 3.9(a), Company to its knowledge (including each and all of its operations, practices, properties and assets) is in compliance with all applicable Laws and Orders, including, without limitation, those applicable to discrimination in employment, occupational safety and health, trade practices, competition and pricing, product warranties, zoning, building and sanitation, employment, retirement and labor relations or product advertising and the Environmental Laws (as hereinafter defined), except for instances of noncompliance where neither the costs and penalties associated with noncompliance nor the costs associated with rectifying the noncompliance, individually or in the aggregate with those associated with other instances of noncompliance subject to this or similar exceptions under this
           Section 3.9, would have a Material Adverse Effect. Except as set forth in Schedule 3.9(a),

           Company has not received written notice of any violation or alleged violation, and is subject to no Liability for past or continuing violation of, any Laws or Orders. To Company's knowledge, except as set forth on Schedule 3.9(a), all material reports and returns required to be filed by Company with any Government Entity have been filed, and were accurate and complete in all material respects when filed.

                      3.9.(b) Licenses and Permits. Company to its knowledge has all material licenses, permits, approvals, authorizations and consents of all Government Entities required for the conduct of the Business (as presently conducted) and operation of the facilities used in the Business. To Company's knowledge, all such licenses, permits, approvals, authorizations and consents are in full force and effect and will not be affected or made subject to loss, limitation or any obligation to reapply as a result of the transactions contemplated hereby. To Company's knowledge except as set forth in
           Schedule 3.9(b), Company (including its operations, practices, properties and assets) is and has been in compliance with all such permits and licenses, approvals, authorizations and consents, except for instances of noncompliance where neither the costs and penalties associated with noncompliance nor the costs associated with rectifying the noncompliance, individually or in the aggregate with those associated with other instances of noncompliance subject to this or similar exceptions under this Section 3.9, would have a Material Adverse Effect.

                      3.9.(c) Environmental Matters. The applicable Laws relating to pollution or protection of the environment, including Laws relating to emissions, discharges, generation, storage, releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic, hazardous or petroleum or petroleum-based substances or wastes ("Waste") into the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Waste including, without limitation, the Comprehensive Environmental Response Compensation Liability Act ("CERCLA"), as amended, and its state and local counterparts are herein collectively referred to as the "Environmental Laws." Except as set forth on Schedule 3.9(c), Company, to its knowledge, is in compliance with all limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in the Environmental Laws or contained in any regulations, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder, except for instances of noncompliance where neither the costs and penalties associated with noncompliance nor the costs associated with rectifying the noncompliance, individually or in the aggregate with those associated with other instances of noncompliance subject to this or similar exceptions under this Section 3.9, would have a Material Adverse Effect. Except as set forth in Schedule 3.9(c), there is no Litigation or any demand, claim, hearing or notice of violation pending or, to Company's knowledge, threatened against Company and, to Company's knowledge, no basis for any such Litigation or any demand, claim, hearing or notice of violation relating in any way to the Environmental Laws or any Order issued, entered, promulgated or approved thereunder. Company has made available to Insilco and Newco copies of all environmental reports and other environmental assessments in the possession of Company or any of Company's agents or representatives of any property relating to or impacting Company's assets or liabilities or the Business, now or at any time in the past, whether conducted or issued by a Government Entity, independent third party or otherwise.

           3.10. Title to and Condition of Properties.

                      3.10.(a) Marketable Title. Company has good and marketable title to all assets and properties owned by Company, including, without limitation, all properties (tangible and intangible) reflected in the Recent Balance Sheet, except for inventory disposed of in the ordinary course of business or the disposition of immaterial assets since the date of such Recent Balance Sheet, free and clear of all mortgages, liens (statutory or otherwise), security interests, claims, pledges, licenses, equities, options, conditional sales contracts, assessments, levies, easements, covenants, reservations, encroachments, hypothecations, equities, restrictions, rights-of-way, exceptions, limitations, charges, possibilities of reversion, rights of refusal or encumbrances of any nature whatsoever (collectively, "Liens") except those described in Schedule 3.10(a) and, in the case of real property, Liens for taxes not yet due or which are being contested in good faith by appropriate proceedings (and which have been sufficiently accrued or reserved against in the Recent Balance Sheet), municipal and zoning ordinances and easements for public utilities, none of which interfere with the use of the property as currently utilized ("Permitted Liens"). Company's title thereto will not be affected in any way by the transactions contemplated hereby. Except as set forth in Schedule 3.10(a), Company is not using, in the present conduct of the Business, any properties, rights or assets that are not owned, licensed or leased by it.

                      3.10.(b) Condition. Except as set forth on Schedule 3.10(b), all tangible property (real or personal) owned or leased by Company is in good operating condition and repair in all material respects (ordinary wear and tear excepted), free from any material defects, and is sufficient to carry on the business of Company as conducted during the preceding 12 months. To Company's knowledge, except as set forth on Schedule 3.10(b), all buildings and other structures owned or otherwise utilized by Company are in good condition and repair and have no material structural defects or material defects affecting the plumbing, electrical, sewerage, or heating, ventilating or air conditioning systems.

                      3.10.(c) No Condemnation or Expropriation. Neither the whole nor any portion of the property or any other assets of Company is subject to any Order to be sold or is being condemned, expropriated or otherwise taken by any Government Entity with or without payment of compensation therefor, nor to Company's knowledge has any such condemnation, expropriation or taking been proposed.

                      3.10.(d) Real Property. Schedule 3.10(d) lists all real property currently owned or leased by Company (the "Real Property"), including a description of all land, and all encumbrances, easements or rights of way of record (or, if not of record, of which Company has notice or knowledge) granted on or appurtenant to or otherwise affecting such Real Property, the zoning classification thereof, and all plants, buildings or other structures located thereon. Schedule 3.10(d) also lists all real property previously owned or leased at any time by Company or any predecessor thereto. There are now in full force and effect duly issued certificates of occupancy permitting the Real Property and improvements located thereon to be legally used and occupied as the same are now constituted. All of the Real Property has rights of access to dedicated public highways. To Company's knowledge, no fact or condition exists which would prohibit or adversely affect the ordinary rights of access to and from the Real Property from and to the existing highways and roads and there is no pending or threatened restriction or denial, governmental or otherwise, upon such ingress and egress. To Company's knowledge, there is not (i) any claim of adverse possession or prescriptive rights involving any of the Real Property, (ii) any structure located on any Real Property which encroaches on or over the boundaries of neighboring or adjacent properties or (iii) any structure of any other party which encroaches on or over the boundaries of any of such Real Property. To Company's knowledge, none of the Real Property is located in a flood plain, flood hazard area, wetland or lakeshore erosion area within the meaning of any Law, regulation or ordinance. No public improvements have been commenced and to Company's knowledge none are planned which in either case may result in special assessments against or otherwise materially adversely affect any Real Property. Company has no notice or knowledge of any (A) planned or proposed increase in assessed valuations of any Real Property,

           (B) Order requiring repair, alteration, or correction of any existing condition affecting any Real Property or the systems or improvements thereat, (C) condition or defect which could give rise to an order of the sort referred to in "(B)" above, (D) underground storage tanks, or any structural, mechanical, or other defects of material significance affecting any Real Property or the systems or improvements thereat (including, but not limited to, inadequacy for normal use of mechanical systems or disposal or water systems at or serving the Real Property), or (E) work that has been done or labor or materials that has or have been furnished to any Real Property during the period of six (6) months immediately preceding the date of this Agreement for which liens could be filed against any of the Real Property.

           3.11. Insurance. Set forth in Schedule 3.11 is a complete and accurate list and description of all policies of fire, liability, product liability, workers compensation, health and other forms of insurance presently in effect with respect to the business and properties of Company, including coverage limits with respect to such policies, true and correct copies of which have heretofore been made available to Insilco and Newco. Schedule 3.11 sets forth a brief description of each pending claim in excess of $10,000 under each such policy other than health or disability. To Company's knowledge, all such policies are valid, outstanding and enforceable policies and no such policy (nor any previous policy) provides for or is subject to any currently enforceable retroactive rate or premium adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events arising prior to the date hereof. No written notice of cancellation or termination has been received with respect to any such policy, and Company has no knowledge of any act or omission of Company which could result in cancellation of any such policy prior to its scheduled expiration date. Company has not been refused any insurance with respect to any aspect of the operations of the business nor has its coverage been limited by any insurance carrier to which it has applied for insurance or with which it has carried insurance during the last three years. Company has duly and timely made all claims it has been entitled to make under each policy of insurance. Company has made copies of all product liability and general liability insurance policies in effect since January 1, 1994 available to Insilco for inspection. There is no claim by Company pending under any such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, and Company does not know of any basis for denial of any claim under any such policy. Company has not received any written notice from or on behalf of any insurance carrier issuing any such policy that insurance rates therefor will hereafter be substantially increased (except to the extent that insurance rates may be increased for all similarly situated risks) or that there will hereafter be a cancellation or an increase in a deductible (or an increase in premiums in order to maintain an existing deductible) or nonrenewal of any such policy. To Company's knowledge, such policies are sufficient in all material respects for compliance by Company with all requirements of law and with the requirements of all material contracts to which Company is a party.

           3.12. Contracts and Commitments.

                      3.12.(a) Real Property Leases. Schedule 3.12(a) lists each of Company's leases of real property.

                      3.12.(b) Personal Property Leases. Except as set forth in
           Schedule 3.12(b), Company has no leases of personal property involving the payment of consideration or other expenditure to be incurred by Company after the date hereof in excess of $50,000 or involving performance over a period of more than 12 months.

                      3.12.(c) Purchase Commitments. Except as set forth on
           Schedule 3.12(c), Company has no purchase commitments for inventory items or supplies that, together with amounts on hand, constitute in excess of twelve months normal usage. Except as set forth on Schedule

           3.12(c), Company has no individual purchase contracts or commitments or group of related purchase contracts or commitments that aggregate in excess of $50,000.

                      3.12.(d) Sales Related Commitments. Except as set forth in
           Schedule 3.12(d), Company has no outstanding contracts or commitments to customers (including, without limitation, service agreements, license agreements, express warranty obligations or written sales proposal that will result in expenditures or costs incurred by Company, and/or revenues received by Company, in excess of $50,000 related to any one customer (or affiliated groups of any customer). Except as set forth in Schedule 3.12(d), Company has no contracts or commitments with distributors, value added resellers, consultants, sales representatives or implementers. Schedule 3.12(d) contains a true, correct and complete copy of Company's standard warranty or warranties for products provided by Company and identifies all material instances in which Company has expressly agreed in writing to significant variations thereof.

                      3.12.(e) Contracts With Employees and Others. Except as set forth on Schedule 3.12(e), Company has no written or oral, agreement, understanding, contract or commitment with any employee or agent.

                      3.12.(f) Powers of Attorney. Company has not given a power of attorney, which is currently in effect, to any person, firm or corporation for any purpose whatsoever.

                      3.12.(g) Collective Bargaining Agreements. Except as set forth on Schedule 3.12(g), Company is not a party to any collective bargaining agreements with any unions, guilds, shop committees or other collective bargaining groups.

                      3.12.(h) Loan Agreements. Except as set forth in Schedule 3.12(h), Company is not obligated under any loan agreement, promissory note, letter of credit, or other evidence of indebtedness as a signatory, guarantor or otherwise.

                      3.12.(i) Guarantees. Except as disclosed on Schedule 3.12(i), Company has not guaranteed the payment or performance of any person, firm or corporation, agreed to indemnify any person (other than pursuant to purchase orders or invoices entered into in the ordinary course of business) or act as a surety, or otherwise agreed to be contingently or secondarily liable for the obligations of any person.

                      3.12.(j) Surety, Bid and Performance Bonds. Set forth on
           Schedule 3.12(j) is a list and description of all surety, bid, performance bonds and other similar instruments securing the obligations, if any, of Company with respect to Company's assets or the operation of the Business. Also set forth on Schedule 3.12(j) is a list and description of all material letters of credit, surety, bid and performance bonds and other similar instruments in favor of Company that secure any outstanding payment obligations of a third party to Company in respect of the Business.

                      3.12.(k) Governmental Contracts. Except as set forth on
           Schedule 3.12(k), Company is not a party to any contract with any federal governmental body.

                      3.12.(l) Restrictive Agreements. Company is not a party to nor is it bound by any agreement requiring Company to assign any interest in any trade secret or proprietary information, or prohibiting or restricting Company from competing in any business or geographical area or soliciting customers or otherwise restricting it from carrying on its business anywhere in the world.

                      3.12.(m) Other Material Contracts. Company has no lease, contract or commitment of any nature involving payment obligations or other expenditure by Company, or requiring Company to incur any costs, in excess of $50,000, or which is otherwise individually material to the operations of Company, except as explicitly described in Schedule 3.12(m) or in any other Schedule.

                      3.12.(n) No Default. Company is not in default under any lease, contract or commitment, nor to Company's knowledge has any event or omission occurred which through the passage of time or the giving of notice, or both, would constitute a default by Company thereunder or cause the acceleration of any of Company's obligations or result in the creation of any Lien on any of the assets owned, used or occupied by Company except for any thereof as will not, individually or in the aggregate, have a Material Adverse Effect. To Company's knowledge, no third party is in default under any lease, contract or commitment to which Company is a party, nor has any event or omission occurred which, through the passage of time or the giving of notice, or both, would constitute a default thereunder or give rise to an automatic termination, or the right of discretionary termination, thereof, except such defaults which will not, individually or in the aggregate, have a Material Adverse Effect.

                      3.12.(o) Hedge Contracts and Derivatives. Except as disclosed on Schedule 3.12(o), Company has no currency hedges, derivatives or any other type of instrument intended to eliminate or diminish financial risk.

           3.13. Labor Matters. Except to the extent set forth in Schedule 3.13,
(a) Company to its knowledge is in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice, except for instances of noncompliance where neither the costs and penalties associated with noncompliance nor the costs associated with rectifying the noncompliance, individually or in the aggregate with those associated with other instances of noncompliance subject to this exception, would have a Material Adverse Effect; (b) there is no unfair labor practice charge or complaint against Company pending or to Company's knowledge threatened; (c) there is no labor strike, general labor dispute, request for representation, slowdown or stoppage actually pending or to Company's knowledge threatened against or affecting Company nor any secondary boycott with respect to products of Company; and (d) there are no administrative charges or court complaints against Company concerning alleged employment discrimination or other employment related matters pending or to Company's knowledge threatened before the U.S. Equal Employment Opportunity Commission or any Government Entity.

           3.14. Employee Benefit Plans.

                      3.14.(a) Disclosure. Schedule 3.14(a) sets forth all pension, thrift, savings, profit sharing, retirement, incentive bonus or other bonus, medical, dental, life, accident insurance, benefit, employee welfare, disability, group insurance, stock purchase, stock option, stock appreciation, stock bonus, executive or deferred compensation, hospitalization and other similar fringe or employee benefit plans, programs and arrangements, and severance agreements or plans, vacation and sick leave plans, programs, arrangements and policies, including, without limitation, all "employee benefit plans" (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), all employee manuals and other material written Company policies applicable to employees which are provided to, for the benefit of, or relate to, any persons employed by Company ("Company Employees"). The items described in the foregoing sentence are hereinafter sometimes referred to collectively as "Employee Plans," and each individually as an "Employee Plan." True and correct copies of all the Employee Plans, including all amendments thereto, have heretofore been made available to Insilco and Newco except that, where an Employee Plan constitutes an individual agreement between Company and an employee and Company has entered into substantially similar agreements with multiple employees, Company has made available a true and correct copy of a representative form of such agreement to Insilco and Newco and disclosed to Insilco and Newco any material deviations therefrom. No Employee Plan is a "multiemployer plan" (as defined in Section 4001 of ERISA), and Company has never contributed nor been obligated to contribute to any such multiemployer plan.

                      3.14.(b) Title IV of ERISA. Company does not maintain or contribute to, and has never maintained or contributed to, a benefit plan that is or was subject to Title IV of ERISA or Section 412 of the Code.

                      3.14.(c) Prohibited Transactions, etc. To Company's knowledge, there have been no "prohibited transactions" within the meaning of Section 406 or 407 of ERISA or Section 4975 of the Code for which a statutory or administrative exemption does not exist with respect to any Employee Plan and no event or omission has occurred to Company's knowledge in connection with which Company or any of its assets or any Employee Plan, directly or indirectly, could be subject to any liability under ERISA, the Code or any other Law or Order applicable to any Employee Plan, or under any agreement, instrument, Law or Order pursuant to or under which Company has agreed to indemnify or is required to indemnify any person against liability incurred under any such Law or Order.

                      3.14.(d) Full Funding. The funds available under each Employee Plan which is intended to be a funded plan equal or exceed the amounts required to be paid, or which would be required to be paid if such Employee Plan were terminated, on account of rights vested or accrued as of the Closing Date (using the actuarial methods and assumptions then used by Company's actuaries in connection with the funding of such Employee Plan).

                      3.14.(e) Controlled Group; Affiliated Service Group; Leased Employees. Company is not and never has been a member of a "controlled group" of corporations as defined in Section 414(b) of the Code or in common control with any unincorporated trade or business as determined under Section 414(c) of the Code. Company is not and never has been a member of an "affiliated service group" within the meaning of Section 414(m) of the Code.

                      3.14.(f) Payments and Compliance. Except as disclosed on
           Schedule 3.14(f), with respect to each Employee Plan, (i) all payments due from Company to date have been made and all amounts properly accrued to date as liabilities of Company which have not been paid have been properly recorded on the books of Company and are either reflected on the Recent Balance Sheet or have been incurred in the ordinary course of business since December 31, 1998; (ii) Company has complied with, and each such Employee Plan conforms in form and operation to, all applicable laws and regulations, including but not limited to ERISA and the Code, in all material respects and all reports and information relating to such Employee Plan required to be filed with any governmental entity have been timely filed; (iii) no contributions have been made that would subject the Company or any Company Employee to any liability (including, but not limited to, an excise tax) under ERISA or the Code; (iv) all material reports and information relating to each such Employee Plan required to be disclosed or provided by Company to participants or their beneficiaries are accurate in all material respects and have been timely disclosed or provided by Company; (v) each such Employee Plan which is intended to qualify under Section 401 of the Code has received a favorable determination letter from the Internal Revenue Service with respect to such qualification, its related trust has been determined to be exempt from taxation under Section 501(a) of the Code, and nothing has occurred since the date of such letter that has or is likely to adversely affect such qualification or exemption;
           (vi) there are no actions, suits or claims pending (other than routine claims for benefits) or threatened with respect to such Employee Plan or against the assets of such Employee Plan; and (vii) no Employee Plan is a plan which is established and maintained outside the United States primarily for the benefit of individuals substantially all of whom are nonresident aliens.

                      3.14.(g) Post-Retirement Benefits. No Employee Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured) with respect to current or former Company employees beyond their retirement or other termination of service other than (i) coverage mandated by applicable law, (ii) death or retirement benefits under any Employee Plan that is an employee pension benefit plan, (iii) deferred compensation benefits accrued as liabilities on the books of Company (including the Recent Balance Sheet), (iv) disability benefits under any Employee Plan that is an employee welfare benefit plan and which have been fully provided for by insurance or otherwise or (v) benefits in the nature of severance pay.

                      3.14.(h) No Triggering of Obligations. Except as set forth on Schedule 3.14(h), the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee of Company to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee or former employee or (iii) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

                      3.14.(i) Delivery of Documents. There has been made available to Insilco and Newco, with respect to each Employee Plan:

                      3.14.(i)(i) a copy of the annual report, if required under ERISA, with respect to each such Employee Plan for the last two years;

                      3.14.(i)(ii) a copy of the summary plan description, together with each summary of material modifications, required under ERISA with respect to such Employee Plan, all material employee communications relating to such Employee Plan, and, unless the Employee Plan is embodied entirely in an insurance policy to which Company is a party, a true and complete copy of such Employee Plan;

                      3.14.(i)(iii) if the Employee Plan is funded through a trust or any third party funding vehicle (other than an insurance policy), a copy of the trust or other funding agreement and the latest financial statements thereof; and

                      3.14.(i)(iv) the most recent determination letter received from the Internal Revenue Service with respect to each Employee Plan that is intended to be a "qualified plan" under Section 401 of the Code.

With respect to each Employee Plan for which an annual report has been filed and made available to Insilco and Newco pursuant to clause (i) of this Section 3.14.(i), no material adverse change has occurred with respect to the matters covered by the latest such annual report since the date thereof.

                      3.14.(j) Future Commitments. Company has no announced plan or legally binding commitment to create any additional Employee Plans or to amend or modify any existing Employee Plan.

           3.15. Employment; Compensation. Schedule 3.15 contains a true and correct list of all employees of Company as of the date hereof, including each employee's location of employment, and all forms of compensation (including the respective amounts) paid to such employees in the year ended December 31, 1998 (other than health, disability and other benefits subject to plans available to employees generally). Since January 1, 1999, Company is not paying or has not paid or agreed to pay, directly or indirectly, any compensation, fee or bonus to any employee of Company in excess of the rates or plans identified on Schedule 3.6, Schedule 3.14.(a) or Schedule 3.15. Company is not paying or has not paid or agreed to pay, directly or indirectly, any compensation, fee or bonus to any employee of Company in connection with the transactions contemplated by this Agreement. Schedule 3.15 also sets forth a list by location in the United States of the number of former employees of Company whose employment was terminated within the 90-day period preceding the date of this Agreement.

           3.16. Trade Rights. Schedule 3.16 lists all trademarks, trade dress, service marks, trade names, brand names, copyright registrations, patents and all registrations and applications for the foregoing in which Company now has any interest, specifying whether such items are owned, controlled, used or held (under license or otherwise) by Company, and also indicating which of such items are registered. To conduct the business of Company, as such is currently being conducted, Company does not require any Trade Rights (as defined below) that it does not already have. To Company's knowledge, Company is not infringing and has not infringed any Trade Rights or any proprietary of another in the operation of the business of Company, nor is any other person infringing the Trade Rights or any proprietary rights of Company. Company is not aware of any pending patent applications belonging to others which would be infringed by Company if a patent which included such claims were granted on such pending applications. Company has not granted any license or made any assignment of any Trade Right listed on
Schedule 3.16 except as set forth in Schedule 3.16. Except as set forth on
Schedule 3.16, Company does not pay any royalties or other consideration for the right to use any Trade Rights of others. There is no Litigation pending or to Company's knowledge threatened to challenge Company's right, title and interest with respect to its continued use and right to preclude others from using any Trade Rights of Company. To Company's knowledge, the consummation of the transactions contemplated hereby will not alter or impair any Trade Rights owned or used by Company. As used herein, the term "Trade Rights" shall mean and include: (a) all trademark rights, business identifiers, trade dress, service marks, trade names and brand names, all registrations thereof and applications therefor; (b) all copyrights, copyright registrations and copyright applications, and all other rights associated with the foregoing and the underlying works of authorship; (c) all patents and patent applications, and all international proprietary rights associated therewith; (d) all contracts or agreements granting any right, title, license or privilege under the intellectual property rights of any third party; (e) all inventions, mask works and mask work registrations, know-how, discoveries, improvements, designs, trade secrets, shop and royalty rights and all other types of intellectual property;
(f) all intellectual property relating to software; and (g) all internet addresses, sites and domain names.

           3.17. Major Customers and Suppliers.

                      3.17.(a) Major Customers. Schedule 3.17(a) contains a list of the ten (10) largest customers of Company for each of the two (2) most recently completed fiscal years (determined on the basis of the total dollar amount of net sales) showing the total dollar amount of net sales to each such customer during each such year. Company has not received notice that any of the customers listed on Schedule 3.17(a) will not continue to be customers of the business of Company after the Closing at substantially the same level of purchases as heretofore.

                      3.17.(b) Major Suppliers; Dealers and Distributors.
           Schedule 3.17(b) contains a list of the ten (10) largest suppliers to Company for fiscal 1998 (determined on the basis of the total dollar amount of purchases). Company has not received notice that any of the suppliers listed on Schedule 3.17(b) will not be willing to continue to be suppliers to the business of Company after the

           Closing and will not continue to supply Company with substantially the same quantity and quality of goods at competitive prices.
           Schedule 3.17(b) also contains a list by general product division of all sales representatives, dealers and franchisees of Company, together with representative copies of all sales representative, dealer and franchise contracts and policy statements, and a description of all substantial modifications or exceptions.

           3.18. Product Warranty and Product Liability. Schedule 3.18 contains a history of returns and warranty repair, replacement and credit by water cooled units and air cooled units for each of the three (3) preceding fiscal years.
Schedule 3.18 also contains a description of all product liability Litigation relating to products manufactured or sold, or services rendered, which are presently pending or which to Company's knowledge are threatened, or which have been asserted or commenced against Company within the last three (3) years, in which a party thereto either requests injunctive relief or alleges damages (whether or not covered by insurance). To Company's knowledge, there are no material defects in design, construction or manufacture of Products which would materially adversely affect performance or create an unusual risk of injury to persons or property. None of the Products has been the subject of any recall campaign by Company and, to Company's knowledge, no facts or conditions exist which could reasonably be expected to result in such a recall campaign. To Company's knowledge, the Products have been designed and manufactured so as to meet and comply with all governmental standards and specifications currently in effect. To Company's knowledge, such Products have received all governmental approvals necessary to allow for such Products' sale. As used in this Section 3.18, the term "Products" means any and all products currently or at any time manufactured, distributed or sold by Company.

           3.19. Bank Accounts. Schedule 3.19 sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which Company maintains a safe deposit box, lock box or checking, savings, custodial or other account of any nature, the type and number of each such account and the signatories therefore, a description of any compensating balance arrangements, and the names of all persons authorized to draw thereon, make withdrawals therefrom or have access thereto.

           3.20. Affiliates' Relationships to Company.

                      3.20.(a) Contracts With Affiliates. All leases, contracts, agreements or other arrangements between Company and any (i) Shareholder; (ii) member of a Shareholder's immediate family; (iii) director of Company; or (iv) trust in which any of the foregoing is a trustee or beneficiary (any person in clauses (i) through (iv) above being hereinafter referred to as an "Insider Affiliate") are described on Schedule 3.20(a). To Company's knowledge, all leases, contracts, agreements or other arrangements between Company and any other Affiliate are described on Schedule 3.20(a).

                      3.20.(b) No Adverse Interests. Except as set forth on
           Schedule 3.20(b), no Insider Affiliate nor, to Company's knowledge, other Affiliate has any direct or indirect interest in (i) any entity which does business with Company or is competitive with Company's business; or (ii) any property, asset or right which is used by Company in the conduct of its business.

                      3.20.(c) Obligations. All obligations of any Insider Affiliate to Company, and all obligations of Company to any Insider Affiliate, are listed on Schedule 3.20(c). To Company's knowledge, all obligations of any other Affiliate to Company, and all obligations of Company to any other Affiliate, are listed on Schedule 3.20(c).


           3.21. Assets Necessary to Business. Except as otherwise provided in
Section 3.10, Company owns, leases or licenses all property and assets, whether tangible or intangible, necessary to permit Surviving Corporation to carry on the business of Company in all material respects as presently conducted.

           3.22. Records. To Company's knowledge, the books and records of Company (including the assets and liabilities of Company) are complete and correct in all material respects, and all material transactions have been accurately set forth in such books and records.

           3.23. Year 2000 Compliance. A "Year 2000 Defect" as used herein means a failure of any property, equipment or assets, including but not limited to computer software, databases, hardware, controls and peripherals, to (a) operate and produce data on and after January 1, 2000 (including taking into effect that such year is a leap year), or use data based on time periods on and after January 1, 2000 (including taking into effect that such year is a leap year), accurately and without delay, interruption or error relating to the fact that the time at which and the date on which such software is operating is on or after 12:00 a.m. on January 1, 2000 (including taking into effect that such year is a leap year) and (b) accept, calculate, process, maintain, store and output, accurately and without delay, interruption or error, all times or dates, or both, whether before, on or after 12:00 a.m. January 1, 2000 (including taking into effect that such year is a leap year), and any time periods determined or to be determined based on such times or date or both. Schedule 3.23 describes the efforts Company has made to determine whether any of its assets or properties, or any of its vendors or customers, is subject to a Year 2000 Defect that could have a Material Adverse Effect, and a brief description of the results and/or anticipated results of such efforts. Company has no obligations under warranty agreements, service agreements or otherwise to rectify a Year 2000 Defect of any customer or to indemnify any customer in the event Company experiences a Year 2000 Defect. Company has not been notified that any specific vendor or supplier of Company expects or is likely to experience a Year 2000 Defect that could cause a Material Adverse Effect.

           3.24. Share Repurchases. Schedule 3.24 sets forth all repurchases by Company of Common Stock in the past two (2) years, and includes the amount of such shares repurchased, the date of such repurchases, the price paid by Company for each such share repurchased, and the names of the sellers of such shares. Company has made available to Insilco and Newco true and correct documentation of each transaction referenced in Schedule 3.24.

4. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

           Shareholders jointly and severally make the following representations and warranties to Insilco and Newco, each of which is true and correct on the date hereof other than as specifically disclosed in the Disclosure Schedule or in any revisions to the Disclosure Schedule delivered to Insilco and Newco as provided for in Section 6.8, and each of which shall survive the Closing of the transactions provided for herein.

           4.1. Power. Each Shareholder has full power, legal right and authority to enter into, execute and deliver this Agreement and the other agreements, instruments and documents contemplated hereby and to carry out the transactions contemplated hereby.

           4.2. Validity. This Agreement has been duly and validly executed and delivered by each Shareholder and is, and when executed and delivered by each Shareholder each other agreement, instrument and document contemplated hereby will be, the legal, valid and binding obligation of such Shareholder, enforceable in accordance with their respective terms.

           4.3. No Violation. Neither the execution and delivery of this Agreement or the Consulting Agreements nor the consummation by Shareholders of the transactions contemplated hereby or thereby (a) will violate any Law or any Order or (b) will violate or conflict with, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or will result in the termination of, or accelerate the performance required by, any term or provision of any contract, commitment, understanding, arrangement, agreement or restriction of any kind or character to which any Shareholder is a party or by which any Shareholder or any of his, her or their assets or properties may be bound or affected.

           4.4. Due Diligence Response. In response to the due diligence inquiries made by Insilco in connection with Insilco's independent investigation referenced in Section 5.4, the managerial employees of Company (including, without limitation, Shareholders) and those agents and representatives of Company who have devoted substantive attention to those matters which are the subject of particular inquiries have endeavored to provide responsive information which is accurate and complete in all material respects, to the best of the actual knowledge of those managerial employees (including, without limitation, Shareholders), agents and representatives providing such responsive information. Furthermore, to the best of the actual knowledge of those managerial employees (including, without limitation, Shareholders), agents and representatives providing such responsive information, no such responsive information omits to state a material fact necessary to make such responsive information, in light of the circumstances in which it was provided, not misleading.

5. REPRESENTATIONS AND WARRANTIES OF NEWCO AND INSILCO

           Insilco and Newco jointly and severally make the following representations and warranties to Company, each of which is true and correct on the date hereof other than as specifically disclosed in the Schedules hereto delivered by Insilco and Newco at the time of the execution of this Agreement, each of which shall survive the Closing of the transactions provided for herein.

           5.1. Corporate.

                      5.1.(a) Organization. Newco is a corporation duly organized and validly existing under the laws of the State of Wisconsin. Insilco is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

                      5.1.(b) Corporate Power. Insilco and Newco have all requisite corporate power to enter into this Agreement and the other documents and instruments to be executed and delivered by Insilco and Newco and to carry out the transactions contemplated hereby and thereby.

           5.2. Authority. The execution and delivery of this Agreement and the other documents and instruments to be executed and delivered by Insilco and Newco pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Insilco and Newco. No other corporate act or proceeding on the part of Insilco, Newco or their shareholders is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by Insilco and Newco pursuant hereto or the consummation of the transactions contemplated hereby and thereby. This Agreement constitutes and, when executed and delivered, the other documents and instruments to be executed and delivered by Insilco and Newco pursuant hereto will constitute, valid and binding agreements of Insilco and Newco, enforceable in accordance with their respective terms.

           5.3. No Violation. Except as set forth on Schedule 5.3, neither the execution and delivery of this Agreement or the other documents and instruments to be executed and delivered by Insilco and Newco pursuant hereto, nor the consummation by Insilco and Newco of the transactions contemplated hereby and thereby (a) will violate any applicable Law or Order, (b) except for applicable requirements of the HSR Act, will require any authorization, consent, approval, exemption or other action by or notice to any Government Entity (including, without limitation, under any "plant-closing" or similar law), or (c) subject to obtaining the consents referred to in
Schedule 5.3, will violate or conflict with, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or will result in the termination of, or accelerate the performance required by, or result in the creation of any Lien, upon any of the assets of Insilco or Newco under, any term or provision of the articles of incorporation or by-laws of Insilco or Newco or of any contract, commitment, understanding, arrangement, agreement or restriction of any kind or character to which Insilco or Newco is a party or by which Insilco or Newco or any of its assets or properties may be bound or affected.

           5.4. Due Diligence Investigation. Insilco has sufficient knowledge and experience in financial and business matters to enable it to evaluate the merits and risks of the transactions contemplated by this Agreement. Insilco has been given access to the information it requested regarding Company, including the opportunity to ask questions of and receive answers from the managerial employees of Company concerning the business activities and assets of Company and to obtain information which Insilco deems necessary or advisable in order to evaluate the merits and risks of the transactions contemplated by this Agreement. Insilco has made its own independent investigation of Company, and is relying upon that independent investigation to evaluate the merits and risks of the transactions contemplated by this Agreement, and not upon any representations and warranties of Company or Shareholders, other than those expressly provided for in this Agreement.

           5.5. Audit Status. Neither Insilco nor Newco has been advised by Insilco Accountants that any reason or condition exists that will prevent Insilco Accountants from (a) completing an audit of Company's financial statements as of and for the interim period commencing October 1, 1998 and ending June 30, 1999 (the "Interim Statements") in accordance with Securities and Exchange Commission requirements and at reasonable expense or (b) delivering their unqualified opinion with respect thereto at reasonable expense.

6. COVENANTS

           6.1. Consulting Agreements. Newco and Shareholders shall deliver to each other at Closing a Consulting Agreement, substantially in the form of Exhibit A hereto, duly executed by Royse Myers, and a Consulting Agreement, substantially in the form of Exhibit B hereto, duly executed by Barbara Myers (together, the "Consulting Agreements").

           6.2. Noncompetition; Confidentiality. Subject to the Closing, and as an inducement to Insilco and Newco to execute this Agreement and complete the transactions contemplated hereby, and in order to preserve the goodwill associated with the business of Company being acquired pursuant to this Agreement, each Shareholder hereby covenants and agrees as follows:

                      6.2.(a) Covenant Not to Compete. For a period of five (5) years from the Closing Date, neither Shareholder will directly or indirectly:

                      6.2.(a)(i) engage in, continue in or carry on any business which competes with the Business or is substantially similar thereto, including owning or controlling any financial interest in any corporation, partnership, firm or other form of business organization which is so engaged;

                      6.2.(a)(ii) consult with, advise or assist, whether or not for consideration, any corporation, partnership, firm or other business organization which is now or becomes a competitor of Company, Insilco or Surviving Corporation in any aspect with respect to the Business, including, but not limited to, advertising or otherwise endorsing the products of any such competitor; soliciting customers or otherwise serving as an intermediary for any such competitor; loaning money or rendering any other form of financial assistance to or engaging in any form of business transaction on other than an arm's length basis with any such competitor;

                      6.2.(a)(iii) solicit for employment, offer employment to or employ an employee of Company or Surviving Corporation, or a former employee of Company or Surviving Corporation, whose employment with Company or Surviving Corporation, as the case may be, terminated less than six (6) months before such solicitation, offer or employment, without the prior written consent of Insilco; or

                      6.2.(a)(iv) engage in any practice the intended purpose of which is to evade the provisions of this covenant not to compete;

           provided, however, that the foregoing shall not prohibit the ownership of securities of corporations which are listed on a national securities exchange or traded in the national over-the-counter market in an amount which shall not exceed 5% of the outstanding shares of any such corporation. The parties agree that the geographic scope of this covenant not to compete shall extend to North America. The parties agree that Surviving Corporation may sell, assign or otherwise transfer this covenant not to compete, in whole or in part, to any person, corporation, firm or entity that purchases all or part of the business of Company. In the event a court of competent jurisdiction determines that the provisions of this covenant not to compete are excessively broad as to duration, geographical scope or activity, it is expressly agreed that this covenant not to compete shall be construed so that the remaining provisions shall not be affected, but shall remain in full force and effect, and any such overbroad provisions shall be deemed, without further action on the part of any person, to be modified, amended and/or limited, but only to the extent necessary to render the same valid and enforceable in such jurisdiction.

                      6.2.(b) Covenant of Confidentiality. Neither Shareholder shall at any time subsequent to the Closing, use for any purpose, disclose to any person, or keep or make copies of documents, tapes, discs, programs or other information storage media ("records") containing, any confidential information concerning the Business, all such information being deemed to be transferred to Surviving Corporation hereunder, except (i) as requested or permitted by Insilco, (ii) as may be required in connection with any obligation Shareholders may have subsequent to the Closing to file returns or reports with, or maintain certain records required by, any Governmental Entity, (iii) for this Agreement and any and all schedules and exhibits attached hereto and any and all documents and instruments contemplated hereby, which may be disclosed and/or used for reasonable purposes only, (iv) for any and all work product and documentation relating to the negotiation and drafting of this Agreement and the other documents and instruments contemplated hereby, which may be disclosed and/or used for reasonable purposes only, (v) any information distributed to all shareholders of Company in connection with the transactions contemplated by this Agreement, and (vi) as may be reasonably necessary in connection with the discussions, negotiation, mediation, arbitration or litigation of any dispute arising under this Agreement. For purposes hereof, "confidential information" shall mean and include, without limitation, all Trade Rights in which Company has an interest, all customer and vendor lists and related information, all information concerning Company's processes, products, costs, prices, sales, marketing and distribution methods, properties and assets, liabilities, finances, employees, all privileged communications and work product, and any other information not previously disclosed to the public directly by Company. The term "confidential information" does not include information which (A) is or becomes generally available to the public other than as a result of a disclosure by Shareholders; or (B) is required by law to be disclosed or is requested by any Governmental Entity, provided that Shareholders shall provide at least five (5) days notice to Insilco prior to such disclosure. If at any time after Closing either Shareholder should discover that he or she is in possession of any records containing the confidential information of Company, the retention of which is not permitted hereunder, then the party making such discovery shall immediately turn such records over to Surviving Corporation. Each Shareholder severally agrees that he and/or she will not assert a waiver or loss of confidential or privileged status of the information based upon such possession or discovery. Company hereby consents to Insilco's consultation with legal, accounting and other professional advisors to Company concerning advice rendered to Company prior to the Closing regarding the Business, excluding, however, the negotiation and drafting of this Agreement and the transactions entered into pursuant hereto.

                      6.2.(c) Equitable Relief for Violations. Each Shareholder agrees that the provisions and restrictions contained in this Section
           6.2 are necessary to protect the legitimate continuing interests of Insilco, and that any violation or breach of these provisions will result in irreparable injury to Insilco for which a remedy at law would be inadequate and that, in addition to any relief at law which may be available to Insilco, Newco or Surviving Corporation for such violation or breach and regardless of any other provision contained in this Agreement, Insilco, Newco and Surviving Corporation shall be entitled to injunctive and other equitable relief as a court may grant after considering the intent of this Section 6.2.

           6.3. HSR Act Filings. As soon as is practicable following the date hereof, each party shall, in cooperation with the other parties, file or cause to be filed any reports or notifications that may be required to be filed by it under the HSR Act with the Federal Trade Commission and the Antitrust Division of the Department of Justice (requesting early termination of applicable waiting periods), and shall furnish to the others all such information in its possession as may be necessary for the completion of the reports or notifications to be filed by the other. Prior to making any communication, written or oral, with the Federal Trade Commission, the Antitrust Division of the federal Department of Justice or any other governmental agency or authority or members of their respective staffs with respect to this Agreement or the transactions contemplated hereby, Company shall consult with Insilco and Newco, and Insilco and Newco shall consult with Company.

           6.4. Access to Information and Records. During the period prior to the Closing, Company and Shareholders shall give Insilco, Newco, their counsel, accountants and other representatives (a) access, during normal business hours and in a manner that is not unduly disruptive to Company's business, to all of the properties, books, records, contracts and documents of Company for the purpose of such inspection, investigation and testing as Insilco and Newco reasonably deem appropriate (and Company shall make available to Insilco and Newco and their representatives all information with respect to the business and affairs of Company as Insilco or Newco may reasonably request); (b) access to employees, agents and representatives for the purposes of such meetings and communications as Insilco or Newco reasonably desires; and (c) with the prior consent of Company in each instance (which consent shall not be unreasonably withheld), access to vendors, customers, lenders, and others having business dealings with Company.

           6.5. Conduct of Business Pending the Closing. From the date hereof until the Closing, except as otherwise approved in writing by Newco or contemplated by this Agreement, (a) Company covenants to comply with the following; and (b) Shareholders jointly and severally agree to comply with
Section 6.5.(i) and Section 6.5.(j):

                      6.5.(a) No Changes. Company will carry on its business in the same manner as heretofore and will not make or institute any material changes in its methods of purchase, sale, management, accounting or operation.

                      6.5.(b) Maintain Organization. Company will use all reasonable efforts to maintain, preserve, renew and keep in favor and effect the existence, rights and franchises of Company and will use all reasonable efforts to preserve the business organization of Company intact, to keep available to Company the present officers and employees, and to preserve for Company its present relationships with suppliers and customers and others having business relationships with Company.

                      6.5.(c) No Breach. Company will not knowingly do or omit any act that will cause a breach of any material contract, commitment or obligation, or any breach of any representation, warranty, covenant or agreement made by Company herein, or which would have required disclosure on Schedule 3.6 had it occurred after the date of the Recent Balance Sheet and prior to the date of this Agreement.

                      6.5.(d) No Material Contracts. No contract or commitment will be entered into by or on behalf of Company, except contracts or commitments which are in the ordinary course of business and consistent with past practice, are not material to Company (individually or in the aggregate) and would not have been required to be disclosed in the Disclosure Schedule had they been in existence on the date of this Agreement.

                      6.5.(e) No Corporate Changes. Company shall not amend its Articles of Incorporation or By-Laws or make any changes in authorized or issued capital stock.

                      6.5.(f) Maintenance of Insurance. Company shall maintain all of the insurance in effect as of the date hereof.

                      6.5.(g) Maintenance of Property. Company shall use, operate, maintain and repair all property of Company in a normal business manner consistent with past practice.

                      6.5.(h) Interim Financials. Company will provide Newco with interim monthly financial statements as and when they are available.

                      6.5.(i) No Negotiations. Company will not directly or indirectly (through a representative or otherwise) solicit or furnish any information to any prospective buyer, commence, or conduct presently ongoing, negotiations with any other party or enter into any agreement with any other party concerning the sale of Company, Company's assets or Business or any part thereof or any equity securities of Company (an "acquisition proposal") except in the ordinary course of business, and Company shall immediately advise Newco of the receipt of any written acquisition proposal received after the date hereof.

                      6.5.(j) Restricted Shareholder Actions. No Shareholder will (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the shares of Voting Common Stock or Non-Voting Common Stock beneficially owned by such Shareholder (with respect to a Shareholder, his or her "Shares"), or any interest therein; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein; (iii) grant any proxy, power-of-attorney or other authorization in or with respect to the Shares; (iv) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares; (v) vote against or refrain from voting for the approval of this Agreement and the transactions contemplated hereby at a meeting of the shareholders of Company called for such purpose; or (vi) take any other action that would in any way restrict, limit or interfere with the performance of his or her obligations under this Agreement or the transactions contemplated hereby.

           6.6. Consents. Company and Shareholders will use all reasonable efforts (without the requirement of incurring unreasonable expense) prior to Closing to obtain all consents necessary for the consummation of the transactions contemplated hereby, including, without limitation, the consent of Company's lenders, if applicable.

           6.7. Other Action. Company and Shareholders shall use all reasonable efforts to cause the fulfillment at the earliest practicable date of all of the conditions to Company's and Shareholders' respective obligations to consummate the transactions contemplated in this Agreement. Insilco and Newco shall use all reasonable efforts to cause the fulfillment at the earliest practicable date of all of the conditions to their obligations to consummate the transactions contemplated in this Agreement.

           6.8. Disclosure Schedule. Company and Shareholders shall have a continuing obligation to promptly notify Newco in writing with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule. For purposes of determining the accuracy of the representations and warranties of Company and Shareholders contained in Article 3 in order to determine the fulfillment of the conditions in Section 7.1, the Disclosure Schedule shall be deemed to include only that information contained therein on the date hereof and shall be deemed to exclude any information contained in any subsequent supplement or amendment thereto.

           6.9. Audit. Company shall, and Shareholders shall cause Company to, from the date hereof through the Effective Time, provide Insilco, Newco, and Insilco's and Newco's independent accountants ("Insilco Accountants"), at reasonable times and upon reasonable notice to Company, access to the properties, books, records, and other documents, including the books, records, schedules, work papers and audit programs of Company and company's independent accountants ("Company Accountants"), and including the right to inspect, examine and audit all documents and to conduct a physical inventory, for the purpose of allowing Insilco Accountants, at Insilco's expense, to conduct an audit of Company's financial results for the year ended December 31, 1998 or a partial period commencing October 1, 1998 and ending June 30, 1999 (the "Audit"). Company agrees to provide Insilco, Newco and Insilco Accountants with the opportunity, at reasonable times and upon reasonable notice to Company, to discuss with Company and Company's Accountants its or their questions or concerns in connection with the Audit. Company further agrees to provide Insilco and Insilco Accountants with the results of Company's year-end physical inventory.

           6.10. Shareholder Notice and Approval. In accordance with applicable law and its Articles of Incorporation and By-Laws, Company shall prepare a notice to be sent to its shareholders (the "Notice"), in connection with a special meeting of such shareholders to approve this Agreement and the transactions contemplated hereby (the "Special Meeting"), which Notice shall include, without limitation, (a) information regarding the material terms of the transactions contemplated hereby; (b) information, notices and/or forms relating to shareholders' dissenters' rights as required by the WBCL; and (c) the unanimous recommendation of Company's Board of Directors that the shareholders approve this Agreement and the transactions contemplated hereby. Company shall mail the Notice to its shareholders no later than June 21, 1999, and shall convene the Special Meeting no later than July 16, 1999. Company shall (i) cause appropriate employees to contact shareholders by telephone to confirm receipt of proxy materials and ask for prompt return of proxy cards; and (ii) cause Shareholders to promptly respond to shareholder questions regarding this Agreement and the transactions contemplated hereby, and, where appropriate, to advise shareholders of Company, in response to requests, that Shareholders, as directors and shareholders of Company, believe the transactions contemplated by this Agreement are in the best interests of Company and shareholders of Company, all in an effort to obtain from the shareholders of Company the vote necessary under the WBCL to approve this Agreement and the transactions contemplated hereby. Company shall provide Insilco with a copy of any notice and other disclosure materials to be sent to shareholders of

Company at least five (5) business days prior to the date on which Company intends to send such notice to shareholders, and will consider in good faith any reasonable concerns or suggestions of Insilco and its representatives regarding with the content of such notice and other disclosure materials.

           6.11. Title Insurance. Not less than 15 days prior to the Closing, Company, at Insilco's expense, shall provide to Insilco title insurance commitments, issued by a title insurance company or companies reasonably satisfactory to Insilco, agreeing to issue to Surviving Corporation standard form owner's and mortgagee's policies of title insurance with respect to all Real Property, together with a copy of each document to which reference is made in such commitments. Company shall provide the title insurance company with such affidavits, certificates or indemnities as the title insurance company may reasonably require. Such policies shall be standard ALTA Form 1992 owner's and mortgagee's policies in an amount that is not less than the book value and not more than the appraised value of any such Real Property, insuring good and marketable title thereto (expressly including all easements and other appurtenances) and shall include extended coverage deleting all of the standard exceptions and endorsements for the following: gap coverage, zoning 3.1, access, location, owner's comprehensive and contiguity. All policies shall insure title in full accordance with the representations and warranties set forth herein and shall be subject only to such conditions and exceptions as shall be reasonably acceptable to Insilco, and shall contain such endorsements as Insilco shall reasonably request.

           6.12. Surveys. Not less than 15 days prior to the Closing, Company, at Insilco's expense, shall provide to Insilco surveys of all Real Property prepared in accordance with ALTA/ASCM standards, each dated no more than ninety
(90) days prior to the Closing and each detailing the legal description, the perimeter boundaries, all improvements located thereon, all easements and encroachments affecting each such parcel of Real Property and such other matters as may be reasonably requested by Insilco or the title insurance companies, each containing a surveyor certificate reasonably acceptable to Insilco and the title insurance companies, and each prepared by a registered land surveyor satisfactory to Insilco.

           6.13. Indemnification Provisions of Surviving Corporation's Articles and Bylaws. Newco and Insilco hereby agree that the Articles of Incorporation and/or By-Laws of Newco (which will become the Articles of Incorporation and By-Laws of Surviving Corporation following the Effective Time) shall contain provisions regarding indemnification of present and former officers and directors of Newco or the Company from and against Litigation arising out of or pertaining to the fact that such any person was or is an officer or director of Newco or the Company which will (a) apply to the former officers and directors of Company; (b) be substantially similar in effect to the comparable provisions included in the Articles of Incorporation and/or By-Laws of Company on the date hereof; and (c) not be amended, modified, rescinded or otherwise altered or deleted in any way that would reduce the indemnification rights and other protections available to current officers and directors of Company under Company's Articles of Incorporation and/or By-Laws, unless required by Law or Order.

           6.14. Escrow Agreement. At the Closing, Shareholders, Insilco and Newco shall execute and deliver an Escrow Agreement (the "Escrow Agreement") containing substantially the same terms and conditions set forth on Exhibit C hereto and such other terms as are reasonably acceptable to Shareholders, Insilco and Newco.

           6.15. Supplemental Medicare Coverage. In consideration of Shareholders entering into the Consulting Agreements, from and after the Closing Date, Insilco agrees to cause Surviving Corporation or any successor thereto to provide to each Shareholder, at no cost to Shareholders, for their respective lifetimes, supplemental Medicare insurance coverage and prescription medication coverage reasonably acceptable to Shareholders, which supplemental Medicare coverage shall be in conformance with the Medicare supplemental coverage described in Schedule 6.15 hereto. To that end, Surviving Corporation shall timely reimburse Shareholders for any and all premium payments that Shareholders, or either of them, make under such supplemental Medicare insurance coverage arrangement and/or for prescription medication coverage. However, Surviving Corporation reserves the right to provide, at no cost to Shareholders, in lieu of such reimbursement, supplemental Medicare insurance coverage and prescription medication coverage substantially identical to the coverage described herein, subject to the consent of the Shareholder (which consent shall not be unreasonably withheld).

           6.16. Form 5500s. Prior to the Closing and at Company's expense, Company shall file with the Internal Revenue Service the past due Form 5500 for fiscal 1997 in connection with Company's health plan.

           6.17. Additional Supplier Disclosure. Prior to the Closing, Company shall provide Insilco with a list of (a) the ten (10) largest suppliers to Company for fiscal 1997 (determined on the basis of the total dollar amount of purchases) showing the total amount of purchases from each supplier during such year; (b) the total amount of purchases from each supplier listed on Schedule 3.17(b) during fiscal 1998; and (c) a list by general product division of the ten (10) largest distributors of Company for fiscal 1998, together with representative copies of all distributor contracts and policy statements and a description of all substantial modifications or exceptions.

7. CONDITIONS PRECEDENT TO INSILCO'S AND NEWCO'S OBLIGATIONS

           Each and every obligation of Insilco and Newco to be performed on the Closing Date shall be subject to the satisfaction prior to or at the Closing of each of the following conditions:

           7.1. Representations and Warranties True as of the Closing Date. Each of the representations and warranties made by Company and Shareholders in this Agreement, and the statements contained in the Disclosure Schedule or in any instrument, list, certificate or writing delivered by Company or Shareholders pursuant to this Agreement, shall be true and correct in all material respects when made (except that statements in any representations and warranties that expressly include a standard of materiality shall be true and correct in all respects) and shall be true and correct in all material respects at and as of the Closing Date (except that statements in any representations and warranties that expressly include a standard of materiality shall be true and correct in all respects) as though such representations and warranties were made or given on and as of the Closing Date, except to the extent that such representations and warranties speak as of an earlier date and except for any changes permitted by the terms of this Agreement or consented to in writing by Insilco.

           7.2. Compliance With Agreement. Company shall have in all material respects performed and complied with all of its agreements and obligations under this Agreement which are to be performed or complied with by it prior to or on the Closing Date, including the delivery of the closing documents specified in
Section 9.1.

           7.3. Absence of Litigation. No Litigation shall have been commenced or overtly threatened, and no investigation by any Government Entity shall have been commenced, against Insilco, Newco, Company or any of the affiliates, officers or directors of any of them, with respect to the transactions contemplated hereby; provided, however, that this Section 7.3 shall not be available to Insilco or Newco if a failure by either Insilco or Newco to fulfill its obligations under this Agreement shall have been the cause of, or shall have resulted in, such Litigation or investigation.

           7.4. Consents and Approvals. All material approvals, consents and waivers that are required to effect the transactions contemplated hereby shall have been received, including, without limitation, consents of Company's lenders, if applicable, and executed counterparts thereof shall have been delivered to Newco not less than two business days prior to the Closing.

           7.5. Shareholder Approval. This Agreement and the transactions contemplated hereby shall have been approved by Company's shareholders at a meeting duly called and held for such purpose.

           7.6. No Exercise of Dissenters' Rights. No shareholder of Company shall have exercised dissenters' rights under Sections 180.1301-1331 of the WBCL in respect of the Merger.

           7.7. Satisfaction of Customer Due Diligence. Insilco shall have completed its due diligence inquiry of certain of Company's customers, with the results of such inquiry reasonably satisfactory to Insilco and Newco.

           7.8. Hart-Scott-Rodino Waiting Period. All applicable waiting periods related to the HSR Act shall have expired.

           7.9. Satisfactory Completion of the Audit. Either (a) Insilco Accountants shall have completed the Audit as contemplated by Section 6.9 and shall have delivered their unqualified opinion with respect thereto with the results of such Audit reasonably satisfactory to Insilco and Newco or (b) Insilco Accountants shall not have advised Insilco that they will not be able to
(i) complete an audit of the Interim Statements in accordance with Securities and Exchange Commission requirements and at reasonable expense or (ii) deliver their unqualified opinion with respect thereto at reasonable expense; provided, however, that if Insilco intends to exercise its right not to close the transactions contemplated hereby in reliance on the preceding clause (b), then
(A) Insilco shall give prompt written notice to such effect to Company, which notice shall include the basis on which Insilco Accountants have indicated they believe they will be unable to complete such audit and/or deliver such unqualified opinion and (B) Company may engage Arthur Andersen LLP, or another internationally recognized firm of independent public accountants as to which Company and Insilco mutually agree ( "CPA Firm"), which CPA Firm shall either agree or disagree with the basis on which Insilco Accountants believe they will be unable to complete such audit and/or deliver such unqualified opinion. Company and Insilco shall direct the CPA Firm to use its best efforts to render its determination within 15 days. If CPA Firm agrees with the conclusion of Insilco Accountants as contained in the notice referenced above, then Insilco and Newco shall be entitled to rely on clause (b) of this Section 7.9. If (1) CPA Firm disagrees with the conclusion of Insilco Accountants as contained in the notice referenced above to the effect that Insilco Accountants believe they will be unable to complete such audit and CPA Firm agrees to conduct the audit of the Interim Statements in accordance with Securities and Exchange Commission requirements, upon receipt of customary representations and at customary engagement terms (including reasonable and customary fees) and/or (2) CPA Firm disagrees with the conclusion of Insilco Accountants as contained in the notice referenced above to the effect that Insilco Accountants believe they will be unable to deliver such unqualified opinion and CPA Firm agrees to deliver their unqualified opinion, upon receipt of customary representations and at customary engagement terms (including reasonable and customary fees) and assuming the accuracy of Insilco Accountants' audit of the Interim Statements, then Insilco and Newco shall not be entitled to rely on clause (b) of this Section 7.9. The CPA Firm's determination shall be conclusive and binding upon Company, Insilco and Newco. The fees and disbursements of the CPA Firm shall be shared equally by Company and Insilco. Company, Insilco and Newco shall make readily available to the CPA Firm all relevant books and records and any work papers and all other items reasonably requested by the CPA Firm and shall otherwise cooperate with reasonable requests of the CPA Firm in connection with reaching its determination.

           7.10. No Change in Recent Balance Sheet. Insilco shall have not have determined that a balance sheet of Company as of the Effective Time would not reflect any change from the Recent Balance Sheet constituting a Material Adverse Effect; provided, however, that any determination by Insilco under this Section must be made in good faith and be reasonable. For purposes of this
Section 7.10 only, a Material Adverse Effect shall be deemed to include, without limitation, a reduction in Company's cash and cash equivalents to any number below $3,100,000.

           7.11. Title Insurance. Insilco shall have obtained good and valid title insurance policies or, a marked-up title insurance commitment, dated as of the Effective Time, conforming to the specifications set forth in Section 6.11.

           7.12. Surveys. Insilco shall have obtained surveys of all Real Property, conforming to the requirements set forth in Section 6.12.

           7.13. Environmental Due Diligence. Insilco shall have completed an environmental investigation of the property located at 1509 Rapids Drive, Racine, Wisconsin, with the results of such investigation reasonably satisfactory to Insilco and Newco; provided, however, that Insilco and Newco may not rely on this condition solely on the basis that Insilco was not able to conduct an on-site investigation of such property.

8. CONDITIONS PRECEDENT TO COMPANY'S AND SHAREHOLDERS' OBLIGATIONS

           Each and every obligation of Company and Shareholders to be performed on the Closing Date shall be subject to the satisfaction prior to or at the Closing of the following conditions:

           8.1. Representations and Warranties True on the Closing Date. Each of the representations and warranties made by Insilco and Newco in this Agreement, and the statements contained in any instrument, list, certificate or writing delivered by Insilco or Newco pursuant to this Agreement, shall be true and correct in all material respects when made (except that statements in any representations and warranties that expressly include a standard of materiality shall be true and correct in all respects) and shall be true and correct in all material respects at and as of the Closing Date (except that statements in any representations and warranties that expressly include a standard of materiality shall be true and correct in all respects) as though such representations and warranties were made or given on and as of the Closing Date, except to the extent that such representations and warranties speak as of an earlier date and except for any changes permitted by the terms of this Agreement or consented to in writing by Company.

           8.2. Compliance With Agreement. Insilco and Newco shall have in all material respects performed and complied with all of Insilco's and Newco's agreements and obligations under this Agreement which are to be performed or complied with by Insilco or Newco prior to or on the Closing Date, including the delivery of the closing documents specified in Section 10.2.

           8.3. Absence of Litigation. No Litigation or investigation shall have been commenced by any Government Entity, and no injunction or other restrictive order shall be in force, against Insilco, Newco, Company or any of the affiliates, officers or directors of any of them, restraining or preventing the transactions contemplated hereby.

           8.4. Hart-Scott-Rodino Waiting Period. All applicable waiting periods related to the HSR Act shall have expired.

           8.5. Shareholder Approval. This Agreement and the transactions contemplated hereby shall have been approved by Company's shareholders at a meeting duly called and held for such purpose.

9. INDEMNIFICATION

           9.1. By Shareholders.

                      9.1.(a) Indemnification. Subject to the terms and conditions of this Article 9, each Shareholder, jointly and severally, hereby agrees to indemnify, defend and hold harmless Insilco, Newco, their directors, officers, employees and controlled and controlling persons (hereinafter "Insilco's Affiliates") and Surviving Corporation from and against all Claims asserted against, resulting to, imposed upon, or incurred by Insilco, Insilco's Affiliates or Surviving Corporation, directly or indirectly, by reason of, arising out of or resulting from: (i) the inaccuracy or breach of any representation or warranty of any Shareholder contained in or made pursuant to Article 4; and (ii) the breach of any covenant of any Shareholder contained in Section 6.2. As used in this Article 9, the term "Claim" shall mean all debts, liabilities, obligations, losses, damages, judgments, awards, settlements, costs and expenses (including, without limitation, interest (including prejudgment interest in any litigated matter), penalties, and reasonable attorneys fees and expenses), demands, claims, suits, actions, reasonable costs of investigation, causes of action, proceedings and assessments.

                      9.1.(b) Limitations on Indemnification. Notwithstanding
           Section 9.1.(a), no Indemnified Party shall be entitled to indemnification under Section 9.1.(a): (i) so as to allow more than one recovery for any single Claim even though such Claim may have resulted from the breach or inaccuracy of more than one of the representations and warranties made by Shareholders in or pursuant to this Agreement; (ii) with respect to any Claim arising out of a claimed breach of the representations and warranties made by Shareholders in Section 4.4, unless the Indemnified Party has given written notice of such Claim to Shareholders, setting forth in reasonable detail the facts and circumstances pertaining thereto, prior to the expiration of the first anniversary of the Closing;
           (iii) if the facts surrounding the claimed breach of a representation or warranty that is the basis for the Claim were (A) within the actual knowledge of those managerial employees, agents and representatives of Insilco who devoted substantive attention to those matters that are the subject of such representation and warranty, or
           (B) contained in written reports prepared for, or delivered to, any such person by or on behalf of Insilco or Newco to communicate results of Insilco's and Newco's due diligence investigation of Company, in either case if such facts were not disclosed to the Indemnifying Party by such Indemnified Party prior to the Closing;
           (iv) with respect to any Claim arising out of a claimed breach of the representations and warranties made by Shareholders in Section 4.4, to the extent of any amounts actually and irrevocably recovered by the Indemnified Party with respect to the matter for which the Indemnified Party is being indemnified under (A) insurance polices of Company in effect as of the date hereof that reduce a Claim that would otherwise be sustained or (B) other insurance policies for the benefit of the Indemnified Party that reduce a Claim that would otherwise be sustained but, in the case of this clause (B), (1) net of any increase that will occur, or is reasonably likely to occur, in insurance premiums payable by the Indemnified Party, whether by retrospective or retroactive premium adjustments or any other premium increase under the policy or policies under which the claim is made or any other policy, where the increase results directly from filing the claim and (2) less, dollar for dollar, the amount by which the claim when filed or at any time during the applicable policy period, either singly or in the aggregate with all other claims made under applicable policy or policies, exceeds a policy coverage limit; provided, however, that this clause (iv) shall apply only if this provision does not constitute an improper waiver of the insurer's rights of subrogation against the Indemnified Party; (v) with respect to any Claim arising out of a claimed breach of the representation and warranty made by Shareholders in Section 4.4, for any Claims as to which any Indemnified Party otherwise may be entitled to indemnity hereunder until such Claims, in the aggregate, exceed $250,000, provided that (A) in such event, the Indemnified Party shall be entitled to indemnification in full for all such Claims and (B) for purposes of determining the existence of any breach of any representation or warranty made by Shareholders hereunder, or the amount of Claims with respect thereto, there shall be ignored any "materiality" or similar qualifier associated with such representation or warranty; and (vi) to the extent any Claims, either individually or in the aggregate, exceed that portion of the Purchase Price received by Shareholders. Notwithstanding the foregoing, Newco shall not have any obligation or liability to pay for the maintenance of coverage for Newco or Company under any policies of insurance after the Closing or to name Shareholders as additional insureds or to obtain approval for any waiver of rights of subrogation.

                      9.1.(c) Exclusive Remedy. Except for any remedy for fraud and for the availability of equitable relief as provided for in
           Section 6.2.(c) after the Closing: (i) indemnification pursuant to this Section 9.1 shall be the sole and exclusive remedy of Insilco, Newco, Insilco's Affiliates or Surviving Corporation for any matter arising out of or related to this Agreement and the transactions contemplated hereby, including but not limited to any breach or inaccuracy of any of the representations and warranties made by Shareholders under Article 4, any breach of a covenant made by Shareholders under Section 6.2, or any claimed deficiency in the disclosures made in connection with this Agreement or Insilco's independent investigation referenced in Section 5.4; and (ii) Insilco and Newco each waives, releases, discharges, and shall not make or assert, and agrees that neither Insilco's Affiliates nor Surviving Corporation will make or assert, against Shareholders, any claim (whether characterized as a claim based upon contract, tort, misrepresentation, statute, common law, or otherwise) for any remedy other than for indemnification pursuant to Section 9.1.

           9.2. By Insilco and/or Newco.

                      9.2.(a) Subject to the terms and conditions of this
           Article 9, Insilco and Newco, jointly and severally, hereby agree to indemnify, defend and hold harmless all of the officers, directors and shareholders of Company, including but not limited to Shareholders, from and against all Claims asserted against, resulting to, imposed upon, or incurred by any of such persons, directly or indirectly, by reason of, arising out of or resulting from: (i) the inaccuracy or breach of any representation or warranty of Insilco and Newco contained in or made pursuant to Article 5; (ii) failure of Insilco or Newco to carry out any of their respective obligations under the Agreement; (iii) the assertion of any Claim by Insilco, Newco, Insilco's Affiliates or the Surviving Corporation against Shareholders other than as specifically provided for in this Agreement; (iv) the imposition of taxes of any kind or nature upon the Company and/or Newco by reason of the transactions contemplated by this Agreement; (v) the operations of the Business and the ownership of the assets associated with the Business from and after the Closing Date, other than any Claim for which Insilco, Newco, Insilco's Affiliates or Surviving Corporation is entitled to be indemnified pursuant Section 9.1(a); and (vi) the liabilities of Company specifically reflected on the Recent Balance Sheet or specifically disclosed in the Disclosure Schedule.

                      9.2.(b) Notwithstanding Section 9.2.(a), no Indemnified Party shall be entitled to indemnification under Section 9.2.(a) so as to allow more than one recovery for any single Claim even though such Claim may have resulted from the breach or inaccuracy of more than one of the representations and warranties made by Insilco or Newco, as applicable, in or pursuant to this Agreement.

                      9.2.(c) Exclusive Remedy. Except for any remedy for fraud,
           (i) indemnification pursuant to this Section 9.2 shall be the sole and exclusive remedy of shareholders of Company, including Shareholders, for any matter arising out of or related to this Agreement and the transactions contemplated hereby, including but not limited to any breach or inaccuracy of any of the representations and warranties made by Newco and Insilco under Article 5; and (ii) Shareholders each waive, release, discharge, and shall not make or assert, and agree that neither will make or assert, against Insilco or Surviving Corporation, any claim (whether characterized as a claim based upon contract, tort, misrepresentation, statute, common law, or otherwise) for any remedy other than for indemnification pursuant to Section 9.2.

           9.3. Indemnification of Third-Party Claims.

           The obligations and liabilities of any party to indemnify any other under this Article 9 with respect to Claims relating to third parties shall be subject to the following terms and conditions:

                      9.3.(a) Notice and Defense. The party or parties to be indemnified (whether one or more, the "Indemnified Party") will promptly give the party from whom indemnification is sought (the "Indemnifying Party") written notice of any such Claim, and the Indemnifying Party will undertake the defense thereof by representatives chosen by it. Failure to give such notice shall not affect the Indemnifying Party's duty or obligations under this
           Article 9, except to the extent the Indemnifying Party is prejudiced thereby. So long as the Indemnifying Party is defending any such Claim actively and in good faith, the Indemnified Party shall not settle such Claim. The Indemnified Party shall make available to the Indemnifying Party or its representatives all records and other materials required by them and in the possession or under the control of the Indemnified Party, for the use of the Indemnifying Party and its representatives in defending any such Claim, and shall in other respects give reasonable cooperation in such defense.

                      9.3.(b) Failure to Defend. If the Indemnifying Party, within a reasonable time after notice of any such Claim, fails to defend such Claim actively and in good faith, the Indemnified Party will (upon further notice) have the right to undertake the defense, compromise or settlement of such Claim or consent to the entry of a judgment with respect to such Claim, on behalf of and for the account and risk of the Indemnifying Party, and the Indemnifying Party shall thereafter have no right to challenge the Indemnified Party's defense, compromise, settlement or consent to judgment therein.

                      9.3.(c) Indemnified Party's Rights. Anything in this
           Section 9.3 to the contrary notwithstanding, (i) if there is a reasonable probability that a Claim may materially and adversely affect the Indemnified Party other than as a result of money damages or other money payments, then, without prejudice to the Indemnifying Party's right to challenge the Indemnified Party's defense, compromise, settlement or consent to judgment, the Indemnified Party shall have the right to defend, compromise or settle such Claim, and
           (ii) the Indemnifying Party shall not, without the written consent of the Indemnified Party, settle or compromise any Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of a release from all Liability in respect of such Claim No third party Claim shall be settled or compromised without the prior consent of the Indemnified Party and the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. If (i) a firm written offer is made to settle any third party Claim by the party asserting the Claim or if the party asserting the Claim and the Indemnifying Party have agreed on a settlement of such Claim;
           (ii) such third party Claim will not result in either (A) the Indemnified Party paying monetary damages other than to the extent required by this Agreement or (B) any effect on the Indemnified Party other than the payment of monetary damages; and (iii) the Indemnified Party refuses to consent to such settlement, then the Indemnifying Party shall be excused from, and the Indemnified Party shall be solely responsible for, all further defense of such Claim and the maximum amount of liability of the Indemnifying Party relating to such Claim shall be the amount of the proposed settlement or compromise, if the amount recovered pursuant to such Claim is greater than the amount of the proposed settlement or compromise.

           9.4. Payment. The Indemnifying Party shall promptly pay the Indemnified Party any amount due under this Article 9. Upon judgment, determination, settlement or compromise of any third party Claim, the Indemnifying Party shall pay promptly on behalf of the Indemnified Party, and/or to the Indemnified Party in reimbursement of any amount theretofore required to be paid by it, the amount so determined by judgment, determination, settlement or compromise and all other Claims of the Indemnified Party with respect thereto, unless in the case of a judgment an appeal is made from the judgment. If the Indemnifying Party desires to appeal from an adverse judgment, then the Indemnifying Party shall post and pay the cost of the security or bond to stay execution of the judgment pending appeal. Upon the payment in full by the Indemnifying Party of such amounts, the Indemnifying Party shall succeed to the rights of such Indemnified Party, to the extent not waived in settlement, against the third party who made such third party Claim.

10. CLOSING

           Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article 11, and provided that the conditions to the Closing set forth in Article 7 and Article 8 are satisfied or waived, the closing with respect to the transactions provided for in this Agreement (the "Closing") shall take place at the offices of Foley & Lardner, 777 East Wisconsin Avenue, Milwaukee, Wisconsin at 9:00 a.m. (Milwaukee time), on the fifth business day after the latest of (i) June 24, 1999; (ii) satisfaction or waiver of the conditions to the Closing set forth in Section 7.8 and Section 8.4; or (iii) the end of the time period set forth in Section
180.1323 of the WBCL for delivery to Company by shareholders of Company of notice regarding such shareholders' intention to exercise dissenters' rights with respect to such shares; or at such other time, date and place as the parties hereto shall agree. Notwithstanding the foregoing, if the Closing does not take place in accordance with the preceding sentence because any condition to the obligations of Company or Insilco and Newco under this Agreement is not met on that date, then any party may postpone the Closing from time to time to any designated subsequent business day not more than five (5) business days after the original or postponed date on which the Closing was to occur by delivering notice of such postponement on the date the closing was to occur. The actual time and date of the Closing are herein called the "Closing Date." Assuming the Closing occurs, the Closing shall be deemed to be effective as of the Effective Time.

           10.1. Documents to be Delivered by Company and Shareholders. At the Closing, Company and Shareholders shall deliver to Insilco and Newco the following documents, in each case duly executed or otherwise in proper form:

                      10.1.(a) Compliance Certificate of Company. A certificate signed by Shareholders in their capacities as officers of Company that each of the representations and warranties made by Company in this Agreement, and the statements contained in the Disclosure Schedule or in any instrument, list, certificate or writing delivered by Company pursuant to this Agreement, is true and correct in all material respects at and as of the Closing Date (except that statements in any representations and warranties that expressly include a standard of materiality are true and correct in all respects) as though such representations and warranties were made or given on and as of the Closing Date, except to the extent that such representations and warranties speak as of an earlier date and except for any changes permitted by the terms of this Agreement or consented to in writing by Insilco; and that Company has performed and complied in all material respects with all of Company's obligations under this Agreement which are to be performed or complied with on or prior to the Closing Date.

                      10.1.(b) Compliance Certificate of Shareholders. A certificate signed by each Shareholder that each of the representations and warranties made by Shareholders in this Agreement, the Letters of Transmittal of such Shareholders and the Consulting Agreements is true and correct in all material respects at and as of the Closing Date (except that statements in any representations and warranties that expressly include a standard of materiality are true and correct in all respects) as though such representations and warranties were made or given on and as of the Closing Date, except to the extent that such representations and warranties speak as of an earlier date and except for any changes permitted by the terms of this Agreement or consented to in writing by Insilco; and that Shareholders have performed and complied in all material respects with all of their obligations under this Agreement which are to be performed or complied with on or prior to the Closing Date.

                      10.1.(c) Opinion of Counsel. A written opinion of Quarles & Brady, counsel to Company, dated as of the Closing Date, addressed to Insilco and Newco, in substantially the form attached as Exhibit D hereto.

                      10.1.(d) Consulting Agreements. The Consulting Agreements duly executed by Shareholders.

                      10.1.(e) Certified Resolutions. Certified copies of the resolutions of the Board of Directors and shareholders of Company, authorizing and approving this Agreement and the consummation of the transactions contemplated by this Agreement.

                      10.1.(f) Articles; By-Laws. A copy of the By-Laws of Company certified by the secretary of Company, and a copy of the Articles of Incorporation of Company certified by the Secretary of State of the state of incorporation of Company.

                      10.1.(g) Incumbency Certificate. Incumbency certificates relating to each person executing (as a corporate officer or otherwise on behalf of another person) any document executed and delivered to Insilco and Newco pursuant to the terms hereof.

                      10.1.(h) Accrued Transaction Expenses. Copies of all bills or invoices of Company's Accountants, Quarles & Brady LLP, DeMark, Kolbe & Brodek, S.C., and any other firms that Company is obligated or has agreed to pay or has paid in connection with professional fees and expenses for services rendered by such parties related to the transactions contemplated by this Agreement.

                      10.1.(i) Escrow Agreement. The Escrow Agreement, duly executed by Shareholders and the Escrow Agent, containing substantially the same terms and conditions set forth on Exhibit C hereto and such other terms as are reasonably acceptable to Shareholders, Insilco and Newco.

                      10.1.(j) Other Documents. All other documents, instruments or writings required to be delivered to Insilco or Newco at or prior to the Closing pursuant to this Agreement and such other certificates of authority and documents as Newco may reasonably request.

           10.2. Documents to be Delivered by Insilco or Newco. At the Closing, Insilco and/or Newco shall deliver to Shareholders the following amounts and documents, in each case duly executed or otherwise in proper form:

                      10.2.(a) Purchase Price. To shareholders who deliver Stock Certificates and duly executed Letters of Transmittal to Newco at the Closing, the consideration described in Article 1.

                      10.2.(b) Compliance Certificate. A certificate signed by an officer of each of Insilco and Newco that each of the representations and warranties made by Insilco and Newco in this Agreement, and the statements contained in any instrument, list, certificate or writing delivered by Insilco or Newco pursuant to this Agreement, is true and correct in all material respects at and as of the Closing Date (except that statements in any representations and warranties that expressly include a standard of materiality are true and correct in all respects) as though such representations and warranties were made or given on and as of the Closing Date, except to the extent that such representations and warranties speak as of an earlier date and except for any changes permitted by the terms of this Agreement or consented to in writing by Insilco; and that Insilco and Newco have performed and complied with all of Insilco's and Newco's obligations under this Agreement which are to be performed or complied with on or prior to the Closing Date.

                      10.2.(c) Consulting Agreements. The Consulting Agreements duly executed by Insilco and Newco.

                      10.2.(d) Certified Resolutions. A certified copy of the resolutions of the Board of Directors and shareholders of Newco authorizing and approving this Agreement and the consummation of the transactions contemplated by this Agreement.

                      10.2.(e) Incumbency Certificate. Incumbency certificates relating to each person executing any document executed and delivered to Company by Insilco or Newco pursuant to the terms hereof.

                      10.2.(f) Escrow Agreement. The Escrow Agreement, duly executed by Insilco, Newco and the Escrow Agent, containing substantially the same terms and conditions set forth on Exhibit C hereto and such other terms as are reasonably acceptable to Shareholders, Insilco and Newco.

                      10.2.(g) Other Documents. All other documents, instruments or writings required to be delivered to Company at or prior to the Closing pursuant to this Agreement and such other certificates of authority and documents as Company may reasonably request.

11. TERMINATION

           11.1. Right of Termination Without Breach. This Agreement may be terminated without further liability of any party at any time prior to the
Closing:

                      11.1.(a) by mutual written agreement of Newco and Company; or

                      11.1.(b) by either Newco or Company if the Closing shall not have occurred on or before July 31, 1999, provided the terminating party (including, if the terminating party is Company, Shareholders) has not, through breach of a representation, warranty or covenant, prevented the Closing from occurring on or before such date.

           11.2 Termination for Breach.

                      11.2.(a) Termination by Newco. If (i) an event has occurred such that a condition to the obligations of Insilco or Newco cannot be satisfied or (ii) Company or Shareholders shall have attempted to terminate this Agreement under this Article 11 or otherwise without grounds to do so, and such failure or wrongful termination attempt has not been cured, within ten (10) days after notice thereof is given to Company and Shareholders, then Newco may, by written notice to

           Company and Shareholders at any time prior to the Closing that such failure or wrongful termination attempt is continuing, terminate this Agreement with the effect set forth in Section 11.2.(c). Notwithstanding the foregoing, if Insilco or Newco has breached a representation, warranty or covenant in any material respect, then Newco may not terminate this Agreement on the basis of such breach.

                      11.2.(b) Termination by Company or Shareholders. If (i) an event has occurred such that a condition to the obligations of Company or Shareholders cannot be satisfied or (ii) Insilco or Newco shall have attempted to terminate this Agreement under this Article 11 or otherwise without grounds to do so, and such failure or wrongful termination attempt has not been cured, within ten (10) days after notice thereof is given to Newco, then Company or Shareholders may, by written notice to Newco at any time prior to the Closing that such failure or wrongful termination attempt is continuing, terminate this Agreement with the effect set forth in Section 11.2.(c). Notwithstanding the foregoing, if Company or Shareholders have breached a representation, warranty or covenant in any material respect, then neither Company nor Shareholders may terminate this Agreement on the basis of such breach.

                      11.2.(c) Effect of Termination. Termination of this Agreement pursuant to Article 11 shall not in any way terminate, limit or restrict the rights and remedies of any party hereto against any other party that has violated, breached or failed to satisfy any of the representations, warranties, covenants, agreements, conditions or other provisions of this Agreement prior to termination hereof. In addition to the right of any party under common law to redress for any such breach or violation, each party whose breach or violation has occurred prior to termination shall jointly and severally indemnify each other party for whose benefit such representation, warranty, covenant, agreement or other provision was made ("indemnified party") from and against all losses, damages, costs and expenses (including, without limitation, interest (including prejudgment interest in any litigated matter), penalties, court costs, and reasonable attorneys fees and expenses) asserted against, resulting to, imposed upon, or incurred by the indemnified party, directly or indirectly, by reason of, arising out of or resulting from such breach or violation. Subject to the foregoing, the parties' obligations under Section 12.7 shall survive termination.

12. MISCELLANEOUS

           12.1. Disclosure Schedule. The Schedules that Company has delivered and to which statements in Article 3 refer have been compiled in a bound volume (the "Disclosure Schedule"), executed by Company and dated and delivered to Insilco and Newco on the date of this Agreement. The Disclosure Schedule is deemed to constitute an integral part of this Agreement, but information set forth in the Disclosure Schedule shall not be deemed to have been disclosed with respect to any statement not qualified by reference to the Disclosure Schedule, unless the applicability of the information to such statement is reasonably apparent. The Disclosure Schedule shall not vary, change or alter the language of the representations and warranties contained in this Agreement. The inclusion of an item in the Disclosure Schedule shall not be construed as an indication of the materiality or lack of materiality of such item. Provided Company has used reasonable efforts to assure that information set forth in the Disclosure Schedule specifically refers to the article and section of this Agreement to which such information is responsive, the failure to provide a specific reference or cross-reference with respect to an item disclosed in the Disclosure Schedule shall not be considered a failure to disclose such item with respect to any representation or warranty so long as the applicability of the information to other Schedules or sections of this Agreement is reasonably apparent.

           12.2. Disclosures and Announcements. Announcements concerning the transactions provided for in this Agreement by Insilco, Newco, Company or Shareholders shall be subject to the approval of the other parties in all essential respects, except that approval of the other parties shall not be required as to any statements and other information which a party is required to disclose by law, or which Company may submit to its shareholders. Notwithstanding the foregoing, Company shall provide Newco access to, and facilitate meetings with, the employees of the Business for the purpose of making announcements concerning, and preparing for the consummation of, the transactions contemplated hereby, and information provided by Newco to such employees with respect to such transactions shall not be construed as an announcement within the meaning or intent of this Section 12.2.

           12.3. Assignment; Parties in Interest.

                      12.3.(a) Assignment. Except as expressly provided herein, the rights and obligations of a party hereunder may not be assigned, transferred or encumbered without the prior written consent of the other parties. Notwithstanding the foregoing, Newco may, without consent of any other party, cause one or more subsidiaries of Newco to carry out all or part of the transactions contemplated hereby; provided, however, that Newco and Insilco shall, nevertheless, remain liable for all of its obligations, and those of any such subsidiary, to Company and Shareholders hereunder.

                      12.3.(b) Parties in Interest. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the respective successors and permitted assigns of the parties hereto. Nothing contained herein shall be deemed to confer upon any other person any right or remedy under or by reason of this Agreement.

           12.4. Law Governing Agreement. This Agreement shall be construed and interpreted according to the internal laws of the State of Wisconsin, excluding any choice of law rules that may direct the application of the laws of another jurisdiction.

           12.5. Amendment and Modification. No amendment or modification of or supplement to this Agreement shall be valid unless such amendment, modification or supplement is agreed upon in writing between Insilco, Newco, Company and Shareholders.

           12.6. Notice. All notices, requests, demands and other communications hereunder shall be given in writing and shall be: (a) personally delivered; (b) sent by telecopier, facsimile transmission or other electronic means of transmitting written documents; or (c) sent to the parties at their respective addresses indicated herein by registered or certified U.S. mail, return receipt requested and postage prepaid, or by private overnight mail courier service. The respective addresses to be used for all such notices, demands or requests are as follows:

          (a)   If to Insilco or to Newco, to:

                Insilco Corporation
                425 Metro Place North
                Fifth Floor
                Box 7196
                Dublin, Ohio 43017
                Attention: General Counsel
                Facsimile: (614) 791-3195

                (with a copy to)

                Foley & Lardner
                777 East Wisconsin Avenue
                Milwaukee, Wisconsin 53202
                Attention: Mr. Patrick G. Quick
                Facsimile: (414) 297-4900

or to such other person or address as Insilco or Newco shall furnish to Company in writing.

          (b)   If to Company or Shareholders, to:

                Mr. Royse Myers
                Thermal Transfer Products, Ltd.
                5215 21st Street
                Racine, Wisconsin 53406-5024
                Facsimile: (414) 554-8536

                (with a copy to)

                Quarles & Brady LLP
                411 East Wisconsin Avenue
                Milwaukee, Wisconsin 53202
                Attention: David D. Wilmoth, Esq.
                Facsimile: (414) 271-3552

or to such other person or address as Company or Shareholders shall furnish to Insilco in writing.

           If personally delivered, such communication shall be deemed delivered upon actual receipt; if electronically transmitted pursuant to this paragraph, such communication shall be deemed delivered the next business day after transmission (and sender shall bear the burden of proof of delivery), unless sender confirms receipt through personal contact, in which case such communication shall be deemed delivered upon such confirmation; if sent by overnight courier pursuant to this paragraph, such communication shall be deemed delivered upon receipt; and if sent by U.S. mail pursuant to this paragraph, such communication shall be deemed delivered as of the date of delivery indicated on the receipt issued by the relevant postal service, or, if the addressee fails or refuses to accept delivery, as of the date of such failure or refusal. Any party to this Agreement may change its address for the purposes of this Agreement by giving notice thereof in accordance with this Section.

           12.7. Expenses. Regardless of whether or not the transactions contemplated hereby are consummated:

                      12.7.(a) Brokerage. Company, Shareholders, Insilco and Newco each represent and warrant to each other that there is no broker involved or in any way connected with the transactions provided for herein on their behalf respectively and each agrees to hold the other harmless from and against all other claims for brokerage commissions or finder's fees in connection with the execution of this Agreement or the transactions provided for herein.

                      12.7.(b) Expenses to be Paid by Shareholders. Except for expenses reflected on the bills and invoices delivered at Closing pursuant to Section 10.1.(h), all holders of Company capital stock (including Shareholders) shall be obligated to pay their own expenses in connection with the transactions contemplated by this Agreement, including any tax imposed with respect to the transactions contemplated by this Agreement.

                      12.7.(c) Other. Except as otherwise provided herein, each of the parties shall bear its own expenses and the expenses of its counsel and other agents in connection with the transactions contemplated hereby.

           12.8. Entire Agreement. This instrument embodies the entire agreement between the parties hereto with respect to the transactions contemplated herein and therein, and there have been and are no agreements, representations or warranties between the parties other than those set forth or provided for herein or therein.

           12.9. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

           12.10. Headings. The headings in this Agreement are inserted for convenience only and shall not constitute a part hereof.

           IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.



INSILCO CORPORATION                   THERMAL TRANSFER ACQUISITION CORP.
("INSILCO")                           ("NEWCO")

By: /s/ Kenneth H. Koch               By:  /s/ Kenneth H. Koch
    -------------------------              --------------------------


THERMAL TRANSFER PRODUCTS, LTD.       ROYSE MYERS
("COMPANY")                           ("SHAREHOLDER")

By: /s/ Royse Myers                   /s/ Royse Myers
    -------------------------         --------------------------


                                      BARBARA MYERS
                                      ("SHAREHOLDER")

                                      /s/ Barbara Myers
                                      --------------------------

                                                                  Exhibit 99 (a)


Excellence in Electronics, Telecommunications, Automotive, Publishing
--------------------------------------------------------------------------------

                                  NEWS RELEASE

--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE  INVESTORS: STEPHEN J. SMITH   MEDIA: MELODYE DEMASTUS
                                  TREASURER                 MELROSE CONSULTING
                                  (614) 792-0468            (614) 771-0860

                 INSILCO HOLDING CO. COMPLETES MERGER AGREEMENT
                              WITH THERMAL TRANSFER

     COLUMBUS, OHIO, JULY 20, 1999 - INSILCO HOLDING CO. (OTC BULLETIN BOARD:
INSL) today announced that it completed the previously announced merger with Racine, Wisconsin-based Thermal Transfer Products, Ltd. Thermal Transfer is a leading manufacturer of industrial oil coolers and other heat exchanger products, and generated approximately $28 million of revenues in 1998. Financial terms of the transaction were not disclosed.

     David A. Kauer, Insilco President and CEO, said "We are pleased to have completed this merger as planned. We see numerous opportunities to broaden our product offerings in the industrial market and we also look forward to the benefits we will gain by accessing Thermal Transfer's strong distributor network."

     The statements made in this press release that are not historical facts are forward-looking statements, including statements with respect to the Company's ability to broaden its product offerings, benefits gained from Thermal Transfer's distributor network, and the Company's ability to diversify revenues in industrial heat exchanger markets and, as such, are subject to certain risks and uncertainties. It is important to note that results could differ materially from those projected in such forward-looking statements. Factors which could cause results to differ materially include, but are not limited to the following: delays in new product introductions, difficulties in combining acquired operations with existing operations, lack of market acceptance for new products, changes in demand for the Company's products, changes in market trends, general competitive pressures from existing and new competitors, adverse changes in operating performance, changes in interest rates, and adverse economic conditions which could affect the amount of cash available for debt servicing and capital investments. Further information concerning factors that could cause actual results to differ materially from those in the forward-looking statements are contained from time to time in the Company's SEC filings, including but not limited to the Company's report on Form 10-K/A for the year ended December 31, 1998 and report on Form 10-Q for the quarter ended March 31, 1999. Copies of these filings may be obtained by contacting the Securities and Exchange Commission (SEC).

     Insilco Holding Co., based in suburban Columbus, Ohio, is a diversified manufacturer of industrial components and a supplier of specialty publications. The Company's industrial business units serve the automotive, electronics, telecommunications and other industrial markets, and its publishing business serves the school yearbook market. It had revenues in 1998 of $535.6 million.

Investor Relations Contact: Stephen Smith, (614) 792-0468 or write to Insilco Holding Co., Investor Relations, 425 Metro Place North, Box 7196, Dublin, OH 43017 or call Melodye Demastus, Melrose Consulting (614) 771-0860. You may also visit our web site at http://www.insilco.com.

                       PORTER, WRIGHT, MORRIS & ARTHUR LLP
                              41 South High Street
                              Columbus, Ohio 43215
                            Telephone (614) 227-2000
                               FAX (614) 227-2100


                                 August 4, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:     Insilco Corporation
                 Form 8-K
                 File No. 0-22098

Ladies and Gentlemen:

         On behalf of Insilco Corporation pursuant to Regulation S-T under the Securities Exchange Act of 1934, as amended, one copy of Insilco Corporation's Form 8-K is being transmitted herewith.

         Any questions or comments should be directed to the undersigned at
(614) 227-2160.


                                           Very truly yours,

                                           /s/  Christine A. Murry

                                           Christine A. Murry

cc: National Association of
      Securities Dealers, Inc. (via Edgar)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 10-Q


(X)      QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
         OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended June 30, 1999

                                       OR

(  )     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
         OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ____________ to ____________

                        Commission File Number: 0-22098

                               INSILCO CORPORATION
             (Exact name of registrant as specified in its charter)

                Delaware                              06-0635844
      (State or other jurisdiction of              (I.R.S. Employer
       incorporation or organization)             Identification No.)

          425 Metro Place North
               Fifth Floor
               Dublin, Ohio                              43017
  (Address of principal executive offices)             (Zip Code)

                                  614-792-0468
              (Registrant's telephone number, including area code)


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. (X) Yes ( ) No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. (X) Yes ( ) No

The registrant meets the conditions set forth in General Instruction H (1) (a) and (b) of Form 10-Q and is therefore filing this Form with the reduced disclosure format.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date. As of August 3, 1999, 100 shares of common stock, $.001 par value, were outstanding.

                      INSILCO CORPORATION AND SUBSIDIARIES

                               INDEX TO FORM 10-Q




PART I.   FINANCIAL INFORMATION                                                                       Page
                                                                                                      ----

         Item 1.   Financial Statements (unaudited)                                                     4

         Item 2.   Management's Discussion and Analysis of Financial Condition and
                     Results of Operations                                                             18

         Item 3.   Quantitative and Qualitative Disclosure About Market Risk                           23

PART II.  OTHER INFORMATION

         Item 1.   Legal Proceedings                                                                   23

         Item 2.   Changes in Securities and Use of Proceeds                                           23

         Item 3.   Defaults upon Senior Securities                                                     23

         Item 4.   Submission of Matters to a Vote of Securities Holders                               23

         Item 5.   Other Information                                                                   23

         Item 6.   Exhibits and Reports on Form 8-K                                                    24

                      INSILCO CORPORATION AND SUBSIDIARIES




                          PART I. FINANCIAL INFORMATION


ITEM 1.     FINANCIAL STATEMENTS (UNAUDITED)                                                   Page
                                                                                               ----

            Condensed Consolidated Balance Sheets at June 30, 1999                               4
              and December 31, 1998

            Condensed Consolidated Statements of Operations for the three                        5
              months and six months ended June 30, 1999 and 1998

            Condensed Consolidated Statements of Cash Flows for the                              6
              six months ended June 30, 1999 and 1998

            Notes to the Condensed Consolidated Financial Statements                             7

            Independent Auditors' Review Report                                                 17

                      INSILCO CORPORATION AND SUBSIDIARIES

                      Condensed Consolidated Balance Sheets
                                 (In thousands)


                                                                            June 30,        December 31,
                                                                              1999              1998
                                                                          -----------       ------------
                                                                          (Unaudited)         (Note 1)
                            Assets
                            ------
Current assets:
  Cash and cash equivalents                                                 $  10,164            7,430
  Trade receivables, net                                                       93,018           74,969
  Other receivables                                                             6,219            4,337
  Receivables from related party                                                   --            4,882
  Inventories, net                                                             65,452           64,565
  Deferred taxes                                                                1,736            6,143
  Prepaid expenses and other current assets                                     4,544            4,387
                                                                            ---------        ---------

             Total current assets                                             181,133          166,713

Property, plant and equipment, net                                            123,671          114,756
Deferred taxes                                                                  5,942            1,517
Other assets and deferred charges                                              44,015           40,040
                                                                            ---------        ---------

             Total assets                                                   $ 354,761          323,026
                                                                            =========        =========

                 Liabilities and Stockholder's Deficit
                 -------------------------------------

Current liabilities:
  Current portion of long-term debt                                         $   1,264            1,265
  Accounts payable                                                             37,344           34,513
  Accrued expenses and other                                                   71,033           63,693
                                                                            ---------        ---------

             Total current liabilities                                        109,641           99,471

Long-term debt, excluding current portion                                     334,701          311,144
Other long-term obligations, excluding current portion                         46,656           46,329
Amounts due to Insilco Holding Co.                                              2,964            2,991
Minority interest                                                                 100               --
Stockholder's deficit:
  Common stock, $.001 par value; 1,000 shares authorized; 100 shares
   issued and outstanding at June 30, 1999 and December 31, 1998                   --               --
  Other stockholder's deficit                                                (139,301)        (136,909)
                                                                            ---------        ---------

Contingencies (See Note 5)

             Total liabilities and stockholder's deficit                    $ 354,761          323,026
                                                                            =========        =========


See accompanying notes to the unaudited condensed consolidated financial statements.

                      INSILCO CORPORATION AND SUBSIDIARIES

                 Condensed Consolidated Statements of Operations
                                   (Unaudited)
                                 (In thousands)

                                                                    Three Months Ended                 Six Months Ended
                                                                         June 30,                          June 30,
                                                                   ---------------------             ---------------------
                                                                   1998             1999             1998             1999
                                                                   ----             ----             ----             ----

Sales                                                           $ 178,437          170,018          305,336          287,323
Cost of products sold (1999 includes $3,156
 of restructuring expenses)                                       123,917          115,053          219,922          200,671
Depreciation and amortization                                       6,927            6,403           11,785           10,643
Selling, general and administrative expenses
 (1999 includes $211 of restructuring
 expenses)                                                         36,745           33,032           54,459           50,704
Merger fees                                                            --            1,340               --            1,340
Restructuring charge                                                5,515               --            5,515               --
                                                                ---------          -------          -------          -------

     Operating income                                               5,333           14,190           13,655           23,965
                                                                ---------          -------          -------          -------

Other income expense:
   Interest expense                                                (9,765)          (6,928)         (18,377)         (13,805)
   Interest income                                                    278               21              293               72
   Equity in net income of Thermalex                                  961              734            1,941            1,450
   Other income, net                                                  106            1,413              260            2,026
                                                                ---------          -------          -------          -------

     Total other expense                                           (8,420)          (4,760)         (15,883)         (10,257)
                                                                ---------          -------          -------          -------

     Income (loss) before income taxes                             (3,087)           9,430           (2,228)          13,708

Income tax (expense) benefit                                          319           (4,997)             (19)          (6,494)
                                                                ---------          -------          -------          -------

     Net income (loss)                                          $  (2,768)           4,433           (2,247)           7,214
                                                                =========          =======          =======          =======




See accompanying notes to the unaudited condensed consolidated financial statements.

                      INSILCO CORPORATION AND SUBSIDIARIES

                Condensed Consolidated Statements of Cash Flows
                                  (Unaudited)
                                 (In thousands)

                                                                                             Six Months Ended
                                                                                                 June 30,
                                                                                         -------------------------
                                                                                           1999            1998
                                                                                         --------         --------
Cash flows from operating activities:
   Net income (loss)                                                                     $ (2,247)          7,214
   Adjustments to reconcile net income to net cash provided by
    (used in) operating activities:
       Depreciation and amortization                                                       11,785          10,643
       Deferred taxes                                                                          83           3,917
       Other noncash charges and credits                                                    1,685          (1,822)
       Change in operating assets and liabilities:
         Receivables                                                                      (15,926)        (18,009)
         Inventories                                                                        1,829          (1,189)
         Prepaids                                                                             335            (546)
         Payables                                                                             723          (3,002)
         Other current liabilities and other                                                7,501          (1,016)
                                                                                         --------         -------
                Net cash provided by (used in) operating activities                         5,768          (3,810)
                                                                                         --------         -------
   Cash flows from investing activities:
       Acquisition, net of cash acquired                                                  (25,340)             --
       Capital expenditures                                                                (7,729)        (10,884)
       Other investing activities                                                           2,866           1,621
                                                                                         --------         -------
                Net cash used in investing activities                                     (30,203)         (9,263)
                                                                                         --------         -------
   Cash flows from financing activities:
       Proceeds from revolving credit facility                                             28,396           8,952
       Funds received from excess deposited for 10 1/4% bonds                               2,032              --
       Proceeds from sale of minority interest                                                100              --
       Retirement of 10 1/4% bonds                                                         (1,526)             --
       Payment of prepetition liabilities                                                  (1,086)         (1,647)
       Retirement of long-term debt                                                          (633)         (1,166)
       Loan from Insilco Holding Co.                                                          (27)             --
       Proceeds from sale of stock                                                             --           3,281
                                                                                         --------         -------
                Net cash provided by financing activities                                  27,256           9,420
                                                                                         --------         -------
Effect of exchange rate changes on cash                                                       (87)            (15)
                                                                                         --------         -------
           Net increase (decrease) in cash and cash equivalents                             2,734          (3,668)

Cash and cash equivalents at beginning of period                                            7,430          10,651
                                                                                         --------         -------

Cash and cash equivalents at end of period                                               $ 10,164           6,983
                                                                                         ========         =======


Interest paid                                                                            $ 15,594          13,453
                                                                                         ========         =======

Income taxes paid                                                                        $    179           1,114
                                                                                         ========         =======



See accompanying notes to the unaudited condensed consolidated financial statements.

                      INSILCO CORPORATION AND SUBSIDIARIES

      Notes to the Condensed Consolidated Financial Statements (Unaudited)
                                  June 30, 1999

(1)     Basis of Presentation
        ---------------------

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month and six-month periods ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999.

        The balance sheet at December 31, 1998 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

        As a result of the transactions described in Note 2, Insilco Corporation and Subsidiaries (the "Company") is a wholly owned subsidiary of Insilco Holding Co. ("Holdings") and is included in Holdings' consolidated financial statements and is a part of Holdings' consolidated group for tax purposes. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

(2)     Significant Transactions
        ------------------------

        The Company consummated several material transactions in 1998 that resulted in significant changes to its debt and capital structure. The following is a brief description of these transactions, for further information see the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

        The Mergers. On August 17, 1998, the Company's management, Holdings and Silkworm Acquisition Corporation ("Silkworm"), an affiliate of Donaldson, Lufkin & Jenrette Merchant Banking Partners ("DLJMB"), completed a series of merger transactions. As a result, the Company became a wholly owned subsidiary of Holdings and is included in Holdings' consolidated financial statements and is a part of Holdings' consolidated group for tax purposes.

        Refinancing of 10 1/4% Subordinated Debt. As a result of the Mergers, the Company was required to make an offer to purchase all of the $150 million of outstanding 10 1/4% Senior Subordinated Notes due 2007 (the "10 1/4% Notes") at 101% of their aggregate principal amount, plus accrued interest. To fund a portion of the repurchase of the 10 1/4% Notes, the Company sold $120 million of 12% Senior Subordinated Notes due 2007 (the "12% Notes") with warrants to purchase 62,400 shares of Holdings common stock at $45 per share on November 9, 1998. The balance of the repurchase was funded by borrowings under the Company's Credit Facilities.

        In addition, on November 24, 1998, the Company amended and restated its Bank Credit Agreement to, among other things, provide for two Credit
        Facilities: a $175 million Revolving Facility and $125 million Term Facility.

        As a result of these transactions, the Company's condensed consolidated results for the periods

                      INSILCO CORPORATION AND SUBSIDIARIES

      Notes to the Condensed Consolidated Financial Statements (Unaudited)
                                  June 30, 1999



        presented are not directly comparable. Pro forma results of operations for the three and six months ended June 30, 1998 which assumes these transactions occurred at the beginning of the period and actual results for the three and six months ended June 30, 1999, are as follows (in thousands):

                                                           Three Months Ended            Six Months Ended
                                                                 June 30,                    June 30,
                                                           ---------------------       ---------------------
                                                             1998         1998          1999          1999
                                                             ----         ----          ----          ----
               Net sales                                   $178,437      170,018       305,336       287,323
               Income from continuing operations             (2,768)       5,768        (2,247)        7,336


(3)     Purchase of EFI
        ---------------

        On January 25, 1999, the Company purchased the stock of Eyelets for Industries, Inc. and EFI Metal Forming, Inc. (collectively referred to as "EFI") a precision stamping manufacturer, for $25.3 million, including costs incurred directly related to the transaction. The entire purchase was financed from borrowings under the Company's Revolving Credit Facility. The acquisition has been accounted for using the purchase method of accounting. The preliminary excess of the purchase price over the net identifiable assets acquired of $3,676,000, includes costs for employee terminations, facility closure and related costs of $382,000, has been recorded as goodwill and is being amortized on a straight-line basis over 20 years and is pending the calculation of deferred taxes. In addition, the Company also entered into a Sales Participation Agreement which provides for additional payments over the next 13 years contingent on future sales of a specific product line. The additional payments, if any, will be accounted for as additional goodwill. The acquisition did not result in a significant business combination within the definition provided by the Securities and Exchange Commission and therefore, pro forma financial information has not been presented.

(4)     Inventories
        -----------

        Inventories consisted of the following (in thousands):

                                                    June 30,     December 31,
                                                      1999          1998
                                                    --------     ------------

               Raw materials and supplies           $ 27,101       27,238
               Work-in-process                        23,180       23,559
               Finished goods                         15,171       13,768
                                                    --------       ------

                       Total inventories            $ 65,452       64,565
                                                    ========       ======

(5)     Contingencies
        -------------

        The Company is implicated in various claims and legal actions arising in the ordinary course of business. Those claims or liabilities will be addressed in the ordinary course of business and will be paid as expenses are incurred. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

                      INSILCO CORPORATION AND SUBSIDIARIES

      Notes to the Condensed Consolidated Financial Statements (Unaudited)
                                  June 30, 1999

(6)     Segment Information
        -------------------

        There have been no changes in the basis of segmentation or in the basis of measurement of segment profit or loss from the Company=s December 31, 1998 consolidated financial statements.

        Summary financial information by business segment is as follows (in thousands):


                                                                   Three Months Ended                   Six Months Ended
                                                                         June 30,                           June 30,
                                                                  -----------------------            ----------------------
                                                                  1999              1998             1999              1998
                                                                ---------          -------          -------          -------
Net Sales:
   Automotive Components                                        $  56,213           54,435          113,094          108,904
   Technologies                                                    55,848           48,807          111,262           99,017
   Specialty Publishing                                            59,606           59,523           66,066           64,541
   Other                                                            6,770            7,253           14,914           14,861
                                                                ---------          -------          -------          -------
                                                                $ 178,437          170,018          305,336          287,323
                                                                =========          =======          =======          =======

Operating income:
   Automotive Components                                        $   6,037            6,515           12,002           13,001
   Technologies                                                     4,725            6,132            9,512           12,578
   Specialty Publishing                                             7,850            5,389            7,266            4,999
   Other                                                              (14)             234              439              352
   Unallocated amounts:
       Corporate expenses                                          (1,739)          (1,704)          (3,719)          (3,963)
       Significant legal, professional and
        merger expenses                                            (2,445)          (2,046)          (2,503)          (2,302)
       Severance, write-downs and other                            (9,081)            (330)          (9,342)            (700)
                                                                ---------          -------          -------          -------
         Total operating income                                     5,333           14,190           13,655           23,965

   Interest expense                                                (9,765)          (6,928)         (18,377)         (13,805)
   Interest income                                                    278               21              293               72
   Equity in net income of Thermalex                                  961              734            1,941            1,450
   Other income, net                                                  106            1,413              260            2,026
                                                                ---------          -------          -------          -------
        Income (loss) from operations before income taxes       $  (3,087)           9,430           (2,228)          13,708
                                                                =========          =======          =======          =======

A summary of identifiable assets by segment follows (in thousands):

                                              June 30,      December 31,
                                                1999            1998
                                              --------      -----------

          Automotive Components               $133,751        135,525
          Technologies                         125,155         96,742
          Specialty Publishing                  52,583         42,073
          Other                                 12,173         17,342
          Corporate                             31,099         31,344
                                              --------        -------
                          Total               $354,761        323,026
                                              ========        =======

                      INSILCO CORPORATION AND SUBSIDIARIES

      Notes to the Condensed Consolidated Financial Statements (Unaudited)
                                  June 30, 1999


       The significant increase in identifiable assets of Technologies relates to the acquisition of EFI in January 1999 (see Note 3).

(7)    Comprehensive Income
       --------------------

       Comprehensive income (loss) was ($3,100,000) and $4,504,000 for the three months ended June 30, 1999 and 1998 respectively, including other comprehensive income consisting of foreign currency translation adjustments (losses) totaling ($332,000) and $71,000 respectively.

       Comprehensive income (loss) for the six months ended June 30, 1999 and 1998 was ($2,563,000) and $7,304,000, respectively, including other comprehensive income consisting of foreign currency translation adjustments (losses) totaling ($316,000) and $90,000, respectively.

(8)    Related Party Transactions
       --------------------------

       In the first quarter of 1999, the Company received from Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") $2,032,000 for funds deposited in excess of the retired 103% Notes which had been included in "Receivables from related parties" at December 31, 1998. In addition, the Company paid DLJSC advisory and retainer fees of $500,000 and $110,000 respectively, year to date June 30, 1999, and at June 30, 1999 had a payable to DLJSC of $150,000 of retainer fees for investment banking services.

(9)    Guarantor Subsidiaries
       ----------------------

       In connection with the November 1998 sale of $120 million of 12% Notes, the Company permitted its wholly-owned domestic subsidiaries ("Guarantors") to unconditionally guarantee the 12% Notes on a senior subordinated basis.

       The guarantees are general unsecured obligations of the Guarantors, are subordinated in right of payment to all existing and future senior indebtedness of the guarantors (including indebtedness of the Credit Facilities) and will rank senior in right of payment to any future subordinated indebtedness of the Guarantors. The following condensed consolidating financial information of the Company includes the accounts of the Guarantors, the combined accounts of the non-guarantors and the Company for the periods indicated. Separate financial statements of each of the Guarantors are not presented because management has determined that such information is not material in assessing the Guarantors.

                      INSILCO CORPORATION AND SUBSIDIARIES

      Notes to the Condensed Consolidated Financial Statements (Unaudited)
                                  June 30, 1999

(9)   Guarantor Subsidiaries (continued)

                                                   Condensed Consolidating  Balance Sheet (in thousands)
                            -----------------------------------------------------------------------------------------------------
                                               June 30, 1999                                    December  31,  1998
                            -----------------------------------------------       -----------------------------------------------
                                                      Non                                                   Non
Assets                       Insilco   Guarantors  Guarantors  Consolidated        Insilco   Guarantors  Guarantors  Consolidated
------                       -------   ----------  ----------  ------------        -------   ----------  ----------  ------------
Current assets:
   Cash and cash
    equivalents             $   8,527       (124)      1,761       10,164         $   6,472         23        935        7,430
   Accounts receivable            264     93,757       5,216       99,237             2,131     76,899      5,158       84,188
   Inventories                     --     63,148       2,304       65,452                --     61,178      3,387       64,565
   Deferred taxes               1,736         --          --        1,736             6,143         --         --        6,143
   Prepaid expenses
    and other                     621      3,749         174        4,544               838      3,506         43        4,387
                            ---------    -------      ------     --------         ---------    -------     ------     --------

        Total current
         assets                11,148    160,530       9,455      181,133            15,584    141,606      9,523      166,713

Property, plant and
 equipment, net                    78    113,704       9,889      123,671               208    103,061     11,487      114,756
Deferred taxes                  5,841        101          --        5,942             1,517         --         --        1,517
Other assets and
 deferred charges              14,032     26,975       3,008       44,015            14,035     22,463      3,542       40,040
                            ---------    -------      ------     --------         ---------    -------     ------     --------

        Total assets        $  31,099    301,310      22,352      354,761         $  31,344    267,130     24,552      323,026
                            =========    =======      ======     ========         =========    =======     ======     ========
Liabilities and
---------------
  Stockholder's Equity
  --------------------
  (Deficit)
  ---------
Current liabilities:
   Current portion of
    long-term debt          $   1,250         14          --        1,264         $   1,250         15         --        1,265
   Accounts payable                --     33,870       3,474       37,344                --     31,097      3,416       34,513
   Customer deposits               --     16,188           2       16,190                --     24,981         --       24,981
   Accrued expenses
    and other                  16,214     37,486       1,143       54,843            12,411      5,360     20,941       38,712
                            ---------    -------      ------     --------         ---------    -------     ------     --------

        Total current
         liabilities           17,464     87,558       4,619      109,641            13,661     61,453     24,357       99,471

Long-term debt, less
 current portion              334,509        192          --      334,701           310,945        199         --      311,144
Other long-term
 obligations, excluding
 current portion, and
 minority interest             27,597     19,156           3       46,756            13,243     32,938        148       46,329
Intercompany payable         (119,542)   105,593      16,913        2,964           (79,887)    82,878         --        2,991
                            ---------    -------      ------     --------         ---------    -------     ------     --------

        Total liabilities     260,028    212,499      21,535      494,062           257,962    177,468     24,505      459,935

Stockholder's equity
 (deficit)                   (228,929)    88,811         817     (139,301)         (226,618)    89,662         47     (136,909)
                            ---------    -------      ------     --------         ---------    -------     ------     --------

        Total liabilities
         and stockholder's
         equity (deficit)   $  31,099    301,310      22,352      354,761         $  31,344    267,130     24,552      323,026
                            =========    =======      ======     ========         =========    =======     ======     ========

                      INSILCO CORPORATION AND SUBSIDIARIES

      Notes to the Condensed Consolidated Financial Statements (Unaudited)
                                  June 30, 1999

(9)   Guarantor Subsidiaries (continued)

                                                          Condensed Consolidating Statement of Operations (in thousands)
                                  -----------------------------------------------------------------------------------------------
                                            Three Months Ended June 30, 1999             Three Months Ended June 30, 1998
                                  ----------------------------------------------    ---------------------------------------------
                                                           Non                                               Non
                                   Insilco  Guarantors  Guarantors  Consolidated    Insilco  Guarantors   Guarantors Consolidated
                                   -------  ----------  ----------  ------------    -------  ----------   ---------- ------------
Sales                             $     --    169,997      8,440      178,437      $    --     161,602      8,416       170,018
Cost of products sold                   --    117,148      6,769      123,917           --     108,377      6,676       115,053
Depreciation and amortization           14      6,536        377        6,927           18       5,880        505         6,403
Selling, general and
  administrative expenses            4,240     31,831        674       36,745        2,432      29,977        623        33,032
Merger fees                             --         --         --           --        1,340          --         --         1,340
Restructuring charge                 2,915      2,600         --        5,515           --          --         --            --
                                  --------    -------      -----      -------      -------     -------      -----       -------

      Operating income (loss)       (7,169)    11,882        620        5,333       (3,790)     17,368        612        14,190

Other income expense:
   Interest expense                 (9,406)      (359)        --       (9,765)      (6,629)       (286)       (13)       (6,928)
   Interest income                     261         13          4          278            5           6         10            21
   Other income, net                   (36)     1,078         25        1,067        1,165         903         79         2,147
                                  --------    -------      -----      -------      -------     -------      -----       -------

      Income (loss) before         (16,350)    12,614        649       (3,087)      (9,249)     17,991        688         9,430
        income taxes
Income tax benefit (expense)         4,997     (4,678)        --          319          978      (5,976)         1        (4,997)
                                  --------    -------      -----      -------      -------     -------      -----       -------

      Net income (loss)           $(11,353)     7,936        649       (2,768)     $(8,271)     12,015        689         4,433
                                  ========    =======      =====      =======      =======     =======      =====       =======

                      INSILCO CORPORATION AND SUBSIDIARIES

      Notes to the Condensed Consolidated Financial Statements (Unaudited)
                                  June 30, 1999

(9)   Guarantor Subsidiaries (continued)

                                                   Condensed Consolidating Statement of Operations (in thousands)
                                  ----------------------------------------------------------------------------------------------
                                            Six Months Ended June 30, 1999                Six Months Ended June 30, 1998
                                  ----------------------------------------------    --------------------------------------------
                                                           Non                                               Non
                                   Insilco  Guarantors  Guarantors  Consolidated    Insilco  Guarantors   Guarantors Consolidated
                                   -------  ----------  ----------  ------------    -------  ----------   ---------- ------------

Sales                             $     --    288,614      16,722     305,336      $     --    271,700       15,623      287,323
Cost of products sold                   --    206,553      13,369     219,922            --    188,583       12,088      200,671
Depreciation and amortization           32     10,981         772      11,785            36      9,609          998       10,643
Selling, general and
  administrative expenses            6,287     46,817       1,355      54,459         5,281     44,054        1,369       50,704
Merger fees                             --         --          --          --         1,340         --           --        1,340
Restructuring charges                2,915      2,600          --       5,515            --         --           --           --
                                  --------   --------    --------    --------      --------   --------     --------     --------


      Operating income (loss)       (9,234)    21,663       1,226      13,655        (6,657)    29,454        1,168       23,965

Other income expense:
   Interest expense                (18,009)      (368)         --     (18,377)      (13,504)      (274)         (27)     (13,805)
   Interest income                     277         29         (13)        293            16         17           39           72
   Other income, net                   122      2,011          68       2,201         2,143      1,173          160        3,476
                                  --------   --------    --------    --------      --------   --------     --------     --------

      Income (loss) before
        income taxes               (26,844)    23,335       1,281      (2,228)      (18,002)    30,370        1,340       13,708

Income tax benefit (expense)         7,978     (7,997)         --         (19)        3,490    (10,016)          32       (6,494)
                                  --------   --------    --------    --------      --------   --------     --------     --------


      Net income (loss)           $(18,866)    15,338       1,281      (2,247)     $(14,512)    20,354        1,372        7,214
                                  ========   ========    ========    ========      ========   ========     ========     =========

                      INSILCO CORPORATION AND SUBSIDIARIES

      Notes to the Condensed Consolidated Financial Statements (Unaudited)
                                  June 30, 1999

(9)   Guarantor Subsidiaries (continued)

                       Condensed Statement of Cash Flows
                         Six Months Ended June 30, 1999
                                 (In thousands)

                                                                                                     Non
                                                                    Insilco       Guarantors      Guarantors        Total
                                                                   --------        --------        --------        --------
         Net cash provided by (used in)
          operating activities                                     $(12,723)         17,059           1,432           5,768

Cash flows used in investing activities:
   Acquisitions, net of cash                                        (25,340)             --              --         (25,340)
   Capital expenditures, net                                             (6)         (7,204)           (519)         (7,729)
   Other investing activities                                         2,866              --              --           2,866
                                                                   --------        --------        --------        --------

       Net cash used in investing
        activities                                                  (22,480)         (7,204)           (519)        (30,203)
                                                                   --------        --------        --------        --------

Cash flows provided by (used in) financing activities:
   Proceeds from revolving credit facility                           28,396              --              --          28,396
   Intercompany transfer of funds                                     9,994          (9,994)             --              --
   Proceeds from sale of minority interest                              100              --              --             100
   Funds deposited in excess of retired
    10 1/4% Notes                                                     2,032              --              --           2,032
   Retirement of 10 1/4% Notes                                       (1,526)             --              --          (1,526)
   Payment of prepetition liabilities                                (1,086)             --              --          (1,086)
   Repayment of long term debt                                         (625)             (8)             --            (633)
   Loan from Insilco Holding Co.                                        (27)             --              --             (27)
                                                                   --------        --------        --------        --------

         Net cash provided by (used in)
           financing activities                                      37,258         (10,002)             --          27,256
                                                                   --------        --------        --------        --------

Effect of exchange rate changes on cash                                  --              --             (87)            (87)
                                                                   --------        --------        --------        --------

         Net increase (decrease) in cash
           and cash equivalents                                       2,055            (147)            826           2,734

Cash and cash equivalents at
 beginning of period                                                  6,472              23             935           7,430
                                                                   --------        --------        --------        --------

Cash and cash equivalents at end of
 period                                                            $  8,527            (124)          1,761          10,164
                                                                   ========        ========        ========        ========

                      INSILCO CORPORATION AND SUBSIDIARIES

      Notes to the Condensed Consolidated Financial Statements (Unaudited)
                                  June 30, 1999

(9)   Guarantor Subsidiaries (continued)

                       Condensed Statement of Cash Flows
                         Six Months Ended June 30, 1998
                                 (In thousands)

                                                                                        Non
                                                       Insilco        Guarantors      Guarantors        Total
                                                       --------       ----------      ----------       --------
         Net cash provided by (used in)
          operating activities                         $(13,551)          9,263             478          (3,810)
                                                       --------        --------        --------        --------

Cash flows used in investing activities:
   Capital expenditures, net                                (34)        (10,638)           (212)        (10,884)
   Other investing activities                               297           1,324              --           1,621
                                                       --------        --------        --------        --------

         Net cash provided by (used in)
           investing activities                             263          (9,314)           (212)         (9,263)
                                                       --------        --------        --------        --------

Cash flows provided by (used in)
 financing activities:
   Proceeds from revolving credit facility                8,952              --              --           8,952
   Proceeds from stock option exercise                    3,281              --              --           3,281
   Intercompany transfer of funds                           400            (400)             --              --
   Payment of prepetition liabilities                    (1,647)             --              --          (1,647)
   Repayment of long-term debt                              (25)         (1,141)             --          (1,166)
                                                       --------        --------        --------        --------

         Net cash used in financing
           activities                                    10,961          (1,541)             --           9,420
                                                       --------        --------        --------        --------

Effect of exchange rate changes on cash                      --              --             (15)            (15)
                                                       --------        --------        --------        --------

         Net increase (decrease) in cash
            and cash equivalents                         (2,327)         (1,592)            251          (3,668)

Cash and cash equivalents at
 beginning of period                                      9,809            (185)          1,027          10,651
                                                       --------        --------        --------        --------

Cash and cash equivalents at end of
 period                                                $  7,482          (1,777)          1,278           6,983
                                                       ========        ========        ========        ========

                      INSILCO CORPORATION AND SUBSIDIARIES


(10)     Restructuring and Plant Closing Costs
         -------------------------------------

         In the second quarter of 1999, the Company approved plans to reduce its corporate office staff, restructure certain of its heat exchanger and tubing manufacturing facilities, and close its heat exchanger machinery and equipment manufacturing operations (McKenica) with the objectives of lowering operating costs and focusing resources on core business units.

         The estimated cost of these actions is $8,882,000 which has been reflected in cost of sales ($3,156,000), SG&A ($211,000) and restructuring and plant closing costs ($5,515,000). The charge consisted of employee separation costs of $3,040,000, asset impairments of $854,000, remaining noncancellable lease costs $1,267,000 and other exit costs of $3,721,000. Employee separations occurred at manufacturing facilities affected by the plan and at the corporate office. The decision to exit the heat exchanger machinery and equipment business decreased cash flows triggering the asset impairment. The amount of impairment of such assets was based on the estimated net realizable market value of the assets.

         Special charges recorded during the quarter and related accruals in thousands were as follows:

                                                                      Charges for the       Accrual
                                                                      Six Months ended       As of
                                                                        June 30, 1999    June 30, 1999
                                                                      ----------------   -------------
         Restructuring charges:
           Employee separations                                             $3,040            3,040
           Other exit costs                                                  3,721            1,363
           Remaining noncancellable lease costs                              1,267            1,267
                                                                            ------           ------
             Subtotal                                                        8,028            5,670
                                                                            ------           ======
           Asset impairments                                                   854
                                                                            ------
             Total restructuring and plant closing
              costs                                                         $8,882
                                                                            ======

        The headcount reduction from these activities is approximately 115 employees. Other exit costs consist of inventory write-downs, losses on remaining percentage of completion contracts and additional warranty costs, which are included primarily in cost of sales and SG&A and relate to the closing of the heat exchanger machinery and equipment business. The accrual of $5,670,000 is included in accrued expenses and other.

(11)    Subsequent Event
        ----------------

        On July 20, 1999, Holdings through a newly created wholly-owned subsidiary, Thermal Transfer Acquisition Corporation, completed its merger with Thermal Transfer Products to form Thermal Transfer Products Limited ("Thermal Transfer"). Thermal Transfer, a wholly owned subsidiary of Insilco Corporation, is a leading manufacturer of industrial oil coolers and other heat exchanger products and is based in Racine, Wisconsin.

        The purchase price of $27.2 million, including estimated costs to complete the transaction, has not yet been allocated and is pending asset appraisals. The Company expects to have all costs quantified within one year of the date of acquisition and will account for the acquisition as a purchase. The Company is currently evaluating an appropriate period for amortizing any goodwill that might result from this transaction. The Company financed the acquisition through its credit facilities.

                       INDEPENDENT AUDITORS' REVIEW REPORT




THE BOARD OF DIRECTORS AND SHAREHOLDER
INSILCO CORPORATION:

We have reviewed the condensed consolidated balance sheet of Insilco Corporation and subsidiaries as of June 30, 1999, and the related condensed consolidated statements of operations and cash flows for the three-month and six-month periods ended June 30, 1999 and 1998. These condensed consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Insilco Corporation and subsidiaries as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year then ended (not presented herein); and in our report dated February 10, 1999, except as to the first paragraph of Note 7, which is as of March 26, 1999, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1998, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.




Columbus, Ohio
July 30, 1999                                                     KPMG LLP

                          PART I. FINANCIAL INFORMATION

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                    OVERVIEW

The Company consummated several material transactions in 1998 that resulted in significant changes to its debt and capital structure. As a result of these transactions, the Company's condensed consolidated results for the three-month and six-month periods ended June 30, 1999 and 1998 are not directly comparable. Pro forma results of operations, which assume these transactions occurred at the beginning of their respective periods, and additional details are presented in
Note 2 of the Notes to the Condensed Consolidated Financial Statements.

                              RESULTS OF OPERATIONS

The discussion that follows is based on a management approach and is consistent with the basis and manner in which the Company's management internally disaggregates financial information for the purposes of assisting in making internal operating decisions. See Note 6 of the Notes to the Condensed Consolidated Financial Statements for summary financial information by business segment.

  THREE MONTHS ENDED JUNE 30, 1999 COMPARED TO THREE MONTHS ENDED JUNE 30, 1998

Consolidated Results of Operations. Our results for the second quarter of 1999 were impacted by the following:

     o We announced the closing of our heat exchanger machinery and equipment business (McKenica) and took a $5.8 million charge relating to this action in the quarter.
     o We announced the restructuring of our corporate staff and related operations and took a $3.0 million charge relating to this action in the quarter.
     o As part of our re-organization, we created a separate legal entity to better manage our future health care costs. Consulting fees relating to the analysis of potential cost benefits and the expense of establishing this subsidiary were $1.8 million and are included in significant legal, professional and merger expenses.
     o We incurred $0.3 million of severance costs relating to rationalization activities within our operating units and $0.6 million of legal fees relating to our antitrust and other significant legal cases.

Similarly, our results for the second quarter of 1998 were impacted by the following:

     o Merger fees relating to the August 1998 merger with DLJMB of $1.3 million were incurred and are included in significant legal, professional and merger expenses (see Note 2 of the Notes to the Condensed Consolidated Financial Statements).
     o We incurred $0.7 million in legal fees relating to our antitrust cases and other significant legal cases and these expenses are included in significant legal, professional and merger expenses.
     o We incurred severance costs relating to Corporate staff reductions of $0.3 million.

Our net sales for the three months ended June 30, 1999 increased $8.4 million, or 5%, to $178.4 million from $170.0 million for the same period last year. Sales in the Automotive Components segment increased $1.8 million or 3% over last year as a result of higher transmission component, vehicle heat exchanger, and heat exchanger tubing sales. Sales in the Technologies segment increased $7.0 million or 14%. Contributing to this increase in sales was this year's acquisition of EFI in January and last year's acquisitions of two Ireland cable assembly operations in the second half. Seasonal sales from the Specialty Publishing segment were flat with last year, because of accelerated yearbook shipments in the previous quarter. Finally, other segment sales, which includes heat exchanger machinery and equipment and welded stainless tubing products, declined $0.5 million or 7%.

Operating income for the three months ended June 30, 1999 decreased $8.9 million to $5.3 million from $14.2 million for the same period last year. The 1999 and 1998 results reflect $11.5 million and $2.4 million, respectively, in charges and expenses relating to the actions mentioned earlier. Without these charges, operating income for the three months ended June 30, 1999, would have increased $0.2 million to $16.8 million from $16.6 million for the same period last year. Operating income for the Automotive Components segment declined $0.5 million or 7%. Aftermarket tubing sales, which generally provide higher margins for our tubing products, continue to lag behind the prior year and are offsetting higher operating income from our transmission component products. Operating income from the Technologies segment declined $1.4 million or 23% as a result of lower sales in the core product lines. Operating income from the Specialty Publishing segment rose $2.5 million or 46% as a result of process improvements and improved on-time deliveries. Other segment operating income decreased $0.2 million, as a result of a higher operating loss from our heat exchanger equipment and machinery operations.

Interest expense for the quarter ended June 30, 1999 increased $2.9 million to $9.8 million from $6.9 million last year, reflecting the higher interest rates of our 1998 debt offerings and higher debt levels as a result of our acquiring EFI and the merger with DLJMB.

Other income decreased $1.1 million due to several different one-time items in 1998.

We had an income tax benefit for the period of $0.3 million compared to an expense of $5.0 million last year due to the pre-tax loss in the second quarter of 1999.

Automotive Components Segment. Net sales for the quarter increased $1.8 million, or 3%, to $56.2 million from $54.4 million in the same period last year. Transmission component, vehicle heat exchanger, and heat exchanger tubing sales were up 9%, 8% and 5%, respectively, from the second quarter last year. Copper and brass tubing sales, which generally provide higher margins, declined 27% from the same period last year due to weaker demand for industrial and aftermarket radiators. As noted, sales of industrial radiators remain soft and trail last year's second quarter revenues by 14%. We believe the soft demand for industrial radiators is temporary and will improve as the demand for the end use products that drive the demand for our products improves.

Operating income for the period decreased $0.5 million, or 7%, to $6.0 million from $6.5 million last year. This decline was primarily the result of lower copper and brass tubing sales. Operating margins fell to 10.7% from 12.0% last year, reflecting the tubing mix change and lower industrial radiator sales.

Technologies Segment. Net sales for the period increased $7.0 million, or 14%, to $55.8 million from $48.8 million last year. Sales from our acquisition of EFI and two cable assembly operations in Ireland, which were all purchased after June 30, 1998, accounted for approximately $10.8 million in new revenues. Offsetting these new revenues were lower sales, which of existing products were down 9%. We continued to experience soft demand for transformer products during the quarter, but are now seeing increased order activity for these products. Connector sales were below last year due to lower unit shipments of plugs and price pressures on certain jack products.

Operating income for the quarter declined $1.4 million, or 23%, to $4.7 million from $6.1 million last year. The decline was due to the lower sales. We are currently rationalizing our manufacturing facilities to better utilize our lower cost facilities, particularly for cable assemblies and transformer products. During the quarter we consolidated our two precision stamping facilities in El Paso, Texas into one facility. Operating margins fell to 8.5% from 12.6% last year reflecting lower sales and pricing pressures on certain connector products.

Specialty Publishing Segment. Seasonal net sales for the quarter were flat with last year at $59.6 million, because of accelerated yearbook shipments in the previous quarter.

Operating income rose $2.5 million, or 46%, to $7.9 million from $5.4 million, as a result of process improvements and improved on-time deliveries. We expect these improvements to carry over into the fall season, which ends in September.

Other Segment. Net sales declined $0.5 million, or 7%, to $6.8 million from $7.3 million last year. Sales of heat exchanger machinery and equipment fell 66% and during the quarter as we announced our plans to close this division and sell its equipment. Sales of welded stainless steel tubing products increased 6%.

Operating income decreased $0.2 million to breakeven from $0.2 million last year, as a result of a higher operating loss from our heat exchanger equipment and machinery operations.

    SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

Consolidated Results of Operations. Our results for the first half of 1999 were impacted by the following:

     o We announced the closing of our heat exchanger machinery and equipment business (McKenica) and took a $5.8 million charge relating to this action.
     o We announced the restructuring of our corporate staff and related operations and took a $3.0 million charge relating to this action.
     o As part of our re-organization, we created a separate legal entity to better manage our future health care costs. Consulting fees relating to the analysis of potential cost benefits and the expense of establishing this subsidiary were $1.8 million and are included in significant legal, professional and merger expenses.
     o We incurred $0.5 million severance costs relating to rationalization activities within our operating units and $0.7 million of legal fees relating to our antitrust and other significant legal cases.

Similarly, our results for the first half of 1998 were impacted by the following:

     o Merger fees relating to the August 1998 merger with DLJMB of $1.3 million were incurred and are included in significant legal, professional and merger expenses (see Note 2 of the Notes to the Condensed Consolidated Financial Statements).
     o We incurred $1.0 million in legal fees relating to our antitrust and other significant level cases and are included in significant legal, professional and merger expenses.
     o We incurred severance costs relating to Corporate staff reductions of $0.7 million.

Our net sales for the six months ended June 30, 1999 increased $18.0 million, or 6%, to $305.3 million from $287.3 million for the same period last year. Sales in the Automotive Components segment increased $4.2 million or 4% over last year as a result of higher transmission component, vehicle heat exchanger, and heat exchanger tubing sales. Sales in the Technologies segment increased $12.3 million or 12%. Contributing to this increase in sales was this year's acquisition of EFI in January and last year=s acquisitions of two Ireland cable assembly operations in the second half. Seasonal sales from the Specialty Publishing segment were up $1.5 million or 2%. Finally, other segment sales, which includes heat exchanger machinery and equipment and welded stainless tubing products were flat to the prior year.

Operating income for the six months ended June 30, 1999 decreased $10.3 million to $13.7 million from $24.0 million for the same period last year. The 1999 and 1998 results reflect $11.8 million and $3.0 million, respectively, in charges and expenses relating to the actions mentioned earlier. Without these charges, operating income for the six months ended June 30, 1999 would have decreased $1.5 million to $25.5 million from $27.0 million for the same period last year. Operating income for the Automotive Components segment declined $1.0 million or 8%. Aftermarket tubing sales, which generally provide higher margins for our tubing products, have lagged behind the prior year and are offsetting higher operating income from our transmission component and vehicle heat exchanger products. Operating income from the Technologies segment declined $3.1 million or 24% as a result of lower sales in core product lines. Operating income from the Specialty Publishing segment rose

$2.3 million or 45% as a result of process improvements and improved on-time deliveries. Other segment operating income is flat with last year, excluding the shutdown costs incurred at the heat exchanger equipment and machinery operation.

Interest expense for the first half increased $4.6 million to $18.4 million from $13.8 million last year, reflecting the higher interest rates of our 1998 debt offerings and higher debt levels as a result of our acquiring EFI and the merger with DLJMB.

Other income decreased $1.3 million due to several different one-time items in 1998.

We had a small income tax expense for the period compared to an expense of $6.5 million last year due to the pre-tax loss in the first half of 1999.

Automotive Components Segment. Net sales for the six month period increased $4.2 million, or 4%, to $113.1 million from $108.9 million in the same period last year. Transmission component, vehicle heat exchanger, and heat exchanger tubing sales were up 6%, 10% and 8%, respectively, from the same period last year. Copper and brass tubing sales, which generally provide higher margins, declined 32% from the same period last year due to weaker demand for industrial and aftermarket radiators. Sales of industrial radiators trail last year's first half revenues by 17%.

Operating income for the period decreased $1.0 million, or 8%, to $12.0 million from $13.0 million last year. This decline was the result of lower copper and brass tubing sales. Operating margins fell to 10.6% from 11.9% last year, reflecting the tubing mix change and lower industrial radiator sales.

Technologies Segment. Net sales for the period increased $12.3 million, or 12%, to $111.3 million from $99.0 million last year. Sales from our acquisition of EFI and two cable assembly operations in Ireland, which were all purchased after June 30, 1998, accounted for approximately $20.2 million in new revenues. Offsetting these new revenues were lower domestic cable assembly, transformer and precision stampings sales which collectively were down 9%, reflecting continuing weakness in worldwide demand for electronic components.

Operating income declined $3.1 million, or 24%, to $9.5 million from $12.6 million last year. The decline was due to the lower sales mentioned above. Operating margins fell to 8.5% from 12.7% last year reflecting lower sales and pricing pressures on certain connector products.

Specialty Publishing Segment. Seasonal net sales increased $1.5 million, or 2%, to $66.0 million from $64.5 million in the prior year period.

Operating income rose $2.3 million, or 45%, to $7.3 million from $5.0 million, as a result of process improvements and improved on-time deliveries.

Other Segment. Net sales were flat compared to the prior year. Sales of heat exchanger machinery and equipment fell 31%. Sales of welded stainless steel tubing products increased 6%.

Operating income was flat with last year, excluding the cost of the shutdown of the heat exchanger equipment and machinery operation.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities. For the six months ended June 30, 1999, net cash provided by operating activities was $5.8 million compared to $3.8 million used in operating activities during same period last year. The $9.6 million reduction in cash requirements was due to improved working capital management, including accounts receivable, inventories and accounts payable.

On February 16, 1999, we paid $3.8 million in cash as our payment of interest on our 12% Senior Subordinated Notes due 2007.

Investing Activities. Capital expenditures for the six months ended June 30, 1999 were $3.2 million less than the comparable period for 1998. We expect our 1999 capital expenditures to be consistent with 1998. Capital spending allocations during the period were 50% to the Automotive Components segment and 45% to the Technologies segment.

Our acquisition of EFI was funded by borrowings under our Revolving Credit Facility. In addition, we received a cash dividend of $2.9 million from its investment in Thermalex compared to a $1.3 million dividend received in the first quarter of 1998.

Financing Activities. During the first six months of 1999, we purchased the remaining $1.5 million of outstanding 103% Senior Notes. We also paid cash of $0.6 million in principal on our Term Loan Facility. On July 20, 1999 we purchased Thermal Transfer Products. The purchase price of $26.5 million included the acquisition of $3.9 million of cash. We financed this acquisition with borrowings from our revolving credit facility (see Note 11 of the Notes to the Condensed Consolidated Financial Statements).

We expect our principal sources of liquidity to be from our operating activities and funding from the revolving line-of-credit agreement. We further expect that these sources will enable us to meet our cash requirements for working capital, capital expenditures, interest, taxes and debt repayment for the foreseeable future.

Accumulated Deficit. At June 30, 1999, we had a stockholder's deficit totaling $139.3 million, which is a result of both the Mergers (see Note 2 of the Notes to the Condensed Consolidated Financial Statements) and the 1997 share repurchases as described in our Annual Report on Form 10-K for the year ended December 31, 1998.

MARKET RISK AND RISK MANAGEMENT

Our general policy is to use foreign currency borrowings as needed to finance our foreign currency denominated assets. We use such borrowings to reduce our asset exposure to the effects of changes in exchange rates B not as speculative investments. As of June 30, 1999, we did not have any derivative instruments in place for managing foreign currency exchange rate risks.

At the end of the second quarter of 1999, we had $216.0 million in variable rate debt outstanding. A one percentage point increase in interest rates would increase the amount of annual interest paid by approximately $2.2 million. As of June 30, 1999, we had no interest rate derivative instruments in place for managing interest rate risks.

THE YEAR 2000 ISSUES

As is more fully described in our Annual Report on Form 10-K for the year ended December 31, 1998, we commenced an assessment in 1996 of the potential effects of the Year 2000 issue on our business, financial condition and results of operations. To date, the costs incurred to implement our Year 2000 compliance program have been immaterial. Our management estimates these costs will remain immaterial through its completion of the program. Management's assessment of the risks associated with its Year 2000 program and the status of our's contingency plans are unchanged from that described in the 1998 Annual Report on Form 10-K.

Our plans to complete our Year 2000 compliance program are based on our management=s best estimates, which are based on numerous assumptions about future events including the continued availability of certain resources and other factors. Therefore, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

The information above contains forward-looking statements, including, without limitation, statements relating to our plans, strategies, objectives, expectations, intentions, and adequate resources that are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned that forward-looking statements about Year 2000 should be read in conjunction with our disclosures under the heading Forward Looking Information.

FORWARD-LOOKING INFORMATION

Except for the historical information contained herein, the matters discussed in this Form 10-Q included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" include "Forward Looking Statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Although we believe that the expectations reflected in the Forward-Looking Statements contained herein are reasonable, no assurance can be given that such expectations will prove to have been correct. Certain important factors that could cause actual results to differ materially from expectations ("Cautionary Statements") include, but are not limited to the following: delays in new product introductions, lack of market acceptance of new products, changes in demand for our products, changes in market trends, operating hazards, general competitive pressures from existing and new competitors, effects of governmental regulations, changes in interest rates, and adverse economic conditions which could affect the amount of cash available for debt servicing and capital investments. All subsequent written and oral Forward-Looking Statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The information called for by this item is provided under the caption "Market Risk and Risk Management" under Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

                           PART II. OTHER INFORMATION

ITEM 1.   LEGAL PROCEEDINGS
          (None)

ITEM 2.   CHANGES IN SECURITIES AND USE OF PROCEEDS
          (None)

ITEM 3.   DEFAULTS UPON SENIOR SECURITIES
          (None)

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITIES HOLDERS
          (None)

ITEM 5.   OTHER INFORMATION
          (None)

ITEM 6.    EXHIBITS AND REPORTS ON FORM 8-K

     (a)   Exhibits

           27   -   Financial Data Schedule

     (b)   Reports on Form 8-K

           A report, dated May 4, 1999, on Form 8-K was filed during the quarter ended June 30, 1999, pursuant to Items 5 and 7 of that form.

           A report, dated May 19, 1999, on Form 8-K was filed during the quarter ended June 30, 1999, pursuant to Items 5 and 7 of that form.

           A report, dated May 26, 1999, on Form 8-K was filed during the quarter ended June 30, 1999, pursuant to Items 5 and 7 of that form.

           A report, dated June 25, 1999, on Form 8-K was filed during the quarter ended June 30, 1999, pursuant to Items 5 and 7 of that form.

           A report, dated July 20, 1999, on Form 8-K was filed with the SEC on August 4, 1999, pursuant to Items 2 and 7 of that form.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                            INSILCO CORPORATION


Date: August 9, 1999                  By: /s/ Michael R. Elia
                                         ------------------------------
                                              Michael R. Elia
                                              Vice President and
                                               Chief Financial Officer

[ARTICLE] 5

[PERIOD-TYPE]                   3-MOS
[FISCAL-YEAR-END]                          DEC-31-1999
[PERIOD-START]                             APR-01-1999
[PERIOD-END]                               JUN-30-1999
[CASH]                                          10,164
[SECURITIES]                                         0
[RECEIVABLES]                                   96,142
[ALLOWANCES]                                   (3,124)
[INVENTORY]                                     65,452
[CURRENT-ASSETS]                               181,133
[PP&E]                                         213,982
[DEPRECIATION]                                (90,311)
[TOTAL-ASSETS]                                 354,761
[CURRENT-LIABILITIES]                          109,641
[BONDS]                                        119,762
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[COMMON]                                             0
[OTHER-SE]                                   (139,301)
[TOTAL-LIABILITY-AND-EQUITY]                   354,761
[SALES]                                        178,437
[TOTAL-REVENUES]                               178,437
[CGS]                                          129,471
[TOTAL-COSTS]                                  129,471
[OTHER-EXPENSES]                                     0
[LOSS-PROVISION]                                   790
[INTEREST-EXPENSE]                               9,765
[INCOME-PRETAX]                                (3,087)
[INCOME-TAX]                                       319
[INCOME-CONTINUING]                            (2,768)
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                   (2,768)
[EPS-BASIC]                                          0
[EPS-DILUTED]                                        0